UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated August 12, 2010
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F X             Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes           No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes           No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes           No X

Enclosure: Press release      ANGLOGOLD ASHANTI REPORT FOR THE QUARTER AND SIX
                                          MONTHS ENDED JUNE 30, 2010 PREPARED IN ACCORDANCE WITH
                                          INTERNATIONAL FINANCIAL REPORTING STANDARDS

Quarter 2 2010
Report
for the quarter and six months ended 30 June 2010
Group results for the quarter….
· Adjusted headline earnings more than doubled to $129m, or 35 US cents per share arising from the higher production and gold price.
· Production of 1.126Moz at a total cash cost of $617/oz; significant improvements on market guidance.
· Production gains 4% on higher volumes from South Africa and Americas regions.
· Hedge book declines by 330,000oz to 3.22Moz, now less than three quarters’ production.
· Uranium production jumps 24% to 387,000lbs on improved recoveries.
· CC&V, Geita and South African operations continue strong turnaround success.
· Promising initial results received from exploration drilling on Baffin Island in Canada.
· Tropicana regional exploration yields significant results, feasibility study on track for completion in third quarter.
· Kibali and Mongbwalu project studies in the DRC, progressing to schedule.
· Interim dividend declared of 65 South African cents per share or 9 US cents per ADS.

Events post quarter-end…

· Tau Lekoa sale to Simmer & Jack Mines Limited concluded on 1 August 2010.
· Drilling set to restart on La Colosa in Colombia.
· AngloGold Ashanti assumes 51% of Gramalote project in Colombia.
Quarter
Six months
Quarter
Six months
ended
ended
ended
ended
ended
ended
ended
ended
Jun
Mar
Jun
Jun
Jun
Mar
Jun
Jun
2010
2010
2010
2009
2010
2010
2010
2009
SA rand / Metric
US dollar / Imperial
Operating review
Gold
Produced - kg / oz (000)
35,011
33,574       68,586      69,356
1,126
1,079 2,205 2,230
Price received
1
- R/kg / $/oz
265,806
244,873     255,564    256,862
1,095
1,015 1,056 878
Total cash costs - R/kg / $/oz
149,365
149,431      149,397   134,681
617
619 618 458
Total production costs - R/kg / $/oz
183,891
190,374      187,065   171,229
759
789 774 583
Financial review
Adjusted gross profit
2
- Rm / $m
2,723
1,638         4,360       5,275
359
218 578 584
(Loss) profit attributable to equity
shareholders - Rm / $m
(1,360)
1,150          (210)
2,305
(187)
157 (30) 299
- cents/share
(371)
313            (57)
643
(51)
43 (8) 83
Adjusted headline earnings
3
- Rm / $m
980
463          1,442       2,840
129
61 190 317
- cents/share
267
126             393         792
35
17 52 88
Cash flow from operating activities - Rm / $m
2,963
1,326           4,289      4,301
386
179 566 498
Capital expenditure - Rm / $m
1,703
1,283           2,986      4,608
226
171 397 502
Notes:
1. Refer to note C "Non-GAAP disclosure" for the definition.
2. Refer to note B "Non-GAAP disclosure" for the definition.
3. Refer to note A "Non-GAAP disclosure" for the definition.
$ represents US dollar, unless otherwise stated.
Rounding of figures may result in computational discrepancies.

Operations at a glance
for the quarter ended 30 June 2010
oz (000)
% Variance
2
$/oz
%  Variance
2
$m   $m Variance
2
SOUTH AFRICA
447
16
560
(11)
154
103
Great Noligwa
34
17
829
(12)
2
10
Kopanang
78
11
542
(7)
24
13
Moab Khotsong
70
11
557
(3)
13
12
Tau Lekoa
27
-
927
3
4
2
Mponeng
136
18
408
(7)
77
32
Savuka
2
100
(116)
(102)
2
13
TauTona
62
41
682
(12)
9
13
Surface Operations
40
18
478
(8)
22
7
CONTINENTAL AFRICA
371
(1)
702
11
102
(2)
Ghana
 Iduapriem
50
150
622
(21)
14
12
Obuasi
77
(21)
717
28
16
(14)
Guinea
 Siguiri - Attributable 85%
68
(7)
623
10
25
-
Mali
 Morila - Attributable 40%
3
23
(8)
696
12
11
-
Sadiola - Attributable 41%
3
29
(3)
631
11
15
-
Yatela - Attributable 40%
3
14
(48)
721
52
7
(9)
Namibia
18
3
12 1
Production
Total cash costs
Adjusted
gross profit (loss)
1
Navachab
18
-
735
12
5
1
Tanzania
 Geita
90
7
833
1
2
1
Non-controlling interests, exploration
and other
7
8
AUSTRALASIA
87
(24)
1,063
14
-
3
Australia
 Sunrise Dam
87
(24)
1,028
14
4
3
Exploration and other
(3)
1
AMERICAS
221
7
416
-
126
23
Argentina
 Cerro Vanguardia - Attributable 92.50%
48
2
345
(12)
30
11
Brazil
 AngloGold Ashanti Brasil Mineração
78
(5)
381
3
41
2
Serra Grande - Attributable 50%
18
(10)
502
11
6
(2)
United States of America
 Cripple Creek & Victor
77
33
465
(4)
38
11
Non-controlling interests, exploration
and other
10
(1)
OTHER
11
6
Sub-total
1,126
4
617
-
393
133
Equity accounted investments included above
(34)
8
AngloGold Ashanti
359
141
1
Refer to note B "Non-GAAP disclosure" for the definition.
3
Equity accounted joint ventures.
2
Variance June 2010 quarter on March 2010 quarter - increase (decrease).
Rounding of figures may result in computational discrepancies.

Financial and Operating Report
OVERVIEW FOR THE QUARTER
OPERATING RESULTS FOR THE QUARTER
Production and total cash costs for the three months to 30 June were both better than the guidance set by the company. Production rose 4% to 1.126Moz from the previous quarter, while total cash costs were largely unchanged at $617/oz. The improved performance was attributable to the recovery in production in South Africa and Iduapriem in Ghana, the continued turnaround at Cripple Creek & Victor in the US and Geita in Tanzania, as
well as a strong operating performance from Cerro Vanguardia in Argentina.
Guidance for the second quarter was 1.079Moz at a total cash cost of $650/oz and an exchange rate of R7.40/$.
SAFETY
Tragically, eight fatal injuries were recorded during the quarter after five colleagues lost their lives at the South
African operations, two in Tanzania and another in the Democratic Republic of the Congo. AngloGold Ashanti’s
senior management recommitted to the company’s goal of achieving ‘zero harm’ across its operations, with the launch of its Safety Transformation Blueprint. This new strategy, to achieve the next quantum improvement in safety, will be incorporated into the Project ONE operating model. The downward trend observed in the Lost Time
Injury Frequency Rate (LTIFR) during preceding years continued into the second quarter, improving by 12% to
6.17 per million hours worked. An analysis of injury reports show a proliferation of incidents between midnight and the end of the night shift, when the human body is most susceptible to fatigue. Work is currently underway to mitigate this risks in the workplace. Siguiri, Yatela, Sadiola and Navachab remained free of lost time injuries during the period under review.
OPERATING REVIEW
The South African operations produced 447,000oz at a total cash cost of $560/oz in the second quarter of 2010, compared with 384,000oz at a total cash cost of $626/oz the previous quarter. Strong volume gains and grade improvement across each of the core operations contributed to the better performance as the new management team implemented its turnaround strategy. At the Vaal River operations, Great Noligwa showed a 17%
improvement in production to 34,000oz and a drop in total cash costs to $829/oz as the strategy of improving productivity rates to return the mine to profitability continued. Kopanang and Moab Khotsong were both beneficiaries of higher grades mined and registered 11% production gains to 78,000oz at $542/oz and 70,000oz at
$557/oz respectively. The surface operations also improved yields amid a rise in volumes treated, resulting in a
18% jump in output to 40,000oz and a 8% reduction in total cash costs to $478/oz. Improved recoveries helped the company achieve a 24% rise in uranium production to 387,000lb. At the West Wits operations, higher yield and a better mine call factor at the flagship Mponeng operation led to an 18% increase in production to 136,000oz, while total cash costs improved by 7% to $408/oz. The resumption of normal operations at TauTona, following the halt for an infrastructure inspection, led to a 41% rise in production to 62,000oz at a total cash cost of $682/oz.
Production at Savuka remained constrained at 2,000oz as rehabilitation work continued slower than anticipated.
Options are continually being reviewed for this asset going forward.
Continental Africa’s production declined marginally to 371,000oz at a total cash cost of $702/oz, from 374,000oz at $630/oz in the previous quarter. The principal reason for the drop was the lower production from Obuasi, where
– as stated earlier this year – steps were taken to improve water treatment, resulting in a 21% decline in output to
77,000oz and a 28% rise in costs to $717/oz. Iduapriem’s production rebounded and costs improved after a shutdown for much of the preceding quarter for improvements to tailings storage. Grade declines impacted production at Yatela and Morila in Mali and Siguiri in Guinea, though this was partly offset at the latter by higher volumes. The turnaround at Geita, in Tanzania, continued despite stoppages related to the collision of two mining trucks during the quarter, with a 7% gain in production to 90,000oz and total cash costs little changed at $833/oz.
Australia’s production declined to 87,000oz at $1,063/oz, from 114,000oz at $931/oz the previous quarter. The decline in production from Sunrise Dam was in line with the plan. The total cash cost figure at the operation included $326/oz non-cash charge for deferred stripping.
The Americas production increased to 221,000oz at a total cash cost of $416/oz, from 207,000oz at $416/oz the previous quarter. The chief contributor to improved production was Cripple Creek & Victor, where the strategy of stacking higher grade ore closer to the pad liner helped realise a 33% increase in output to 77,000oz, along with a
4% drop in total cash costs to $465/oz. Higher by-product credits at Cerro Vanguardia, where silver production rose 5%, helped the mine achieve a 12% drop in total cash costs to $345/oz, the lowest in the group. Gold production at the mine rose 2% to 48,000oz. In Brazil, lower grades and the annual maintenance shutdown of the acid plant caused a 5% drop in production at AngloGold Ashanti Brasil Mineração to 78,000oz. The total cash cost increase was well contained at 3% to $381/oz, despite higher power and maintenance service expenses. Serra
Grande’s production slipped by 10% to 18,000oz due to lower grades.
FINANCIAL AND CORPORATE REVIEW
Adjusted headline earnings more than doubled to $129m, or 35 US cents per share, from $61m, or 17 US cents the previous quarter. This increase was due largely to the increased production and strong cost control, as well as an increase in the received price. An interim dividend of 65 South African cents per share has been declared, an
8% increase on last year’s interim dividend.
The average gold price received during the quarter rose 8% to $1,095/oz. This represents an 8.6% discount to the average spot price over the period of $1,198/oz, within the guided range of 8% to 10%. The company’s overall hedge commitments reduced by 330,000oz to 3.22Moz, which is less than three quarters’ production at current rates.
The company continued to improve the strength of its balance sheet given the increase in operating cash flow and the two-part, $2bn debt package finalised in May which comprised a renewed revolving credit facility of $1bn as well as a $300m 30-year bond and a $700m 10-year bond. Net debt declined by 10% to $834m, while the ratio of net debt to EBITDA (earnings before interest, tax and depreciation) was 0.5 times.
The company recorded a loss attributable to equity shareholders of $187m compared with a profit of $157m the previous quarter. The June quarter includes unrealised losses on non-hedge derivatives of $380m pre-tax compared with a profit of $82m pre-tax the previous quarter.
PROJECTS
AngloGold Ashanti incurred capital expenditure of $226m during the quarter, of which $64m was spent on growth projects. Of the growth-related capital, $33m was spent in the Americas, $20m in Continental Africa, $9m in South
Africa and $3m in Australasia.
The feasibility study at the Tropicana Gold Project, 330km east-northeast of Kalgoorlie in Western Australia, is nearing completion. AngloGold Ashanti is the manager of the project and owns a 70% stake, while Independence
Group NL owns the balance. Finalisation of capital and operating costs are in progress and development of the implementation schedule and construction contracting strategies are underway. The study is scheduled for completion by the fourth quarter, when the partners will make a development decision. In July, the Western
Australia Environmental Protection Agency (EPA) released its report and recommendation on the project and it is anticipated that the State and Federal Ministers will announce their decision by year-end. Should the necessary regulatory and board approvals be obtained by year-end, construction will start in early 2011, with gold production to begin in the first half of 2013.
Scoping studies will be completed in the second half of the year at both Havana Deeps deposit and at the Boston
Shaker discovery, about 500m northeast of Tropicana. Boston Shaker has now been defined over a 700m strike length and is open down dip. It is expected that this work will add to resources in the second half of 2010. (Refer exploration section of report for additional detail on drilling results for the Tropicana district).
Detailed engineering on the Córrego do Sítio Project in Brazil commenced immediately after the project was approved in May. Underground development by AngloGold Ashanti’s in-house teams is progressing to schedule and environmental licenses have been obtained for the crushing plant, ore storage facility, the second portal and effluent treatment. The contract to refurbish and upgrade the São Bento plant is currently in AngloGold Ashanti’s procurement process, while the contracts for the design and manufacture of the autoclaves have been awarded.
Randgold Resources has announced their decision to accelerate the proposed start to the development of the
Kibali Project, located in the northeast Democratic Republic of the Congo. Pre-construction preparations have run ahead of plan given positive interaction with local communities and rapid development of associated infrastructure, allowing the partners to bring the start of construction forward by six months to mid-2011. The project is on track to pour its first gold in January 2014. An updated feasibility study, which will optimise the mining plan and the size of the plant, is on track for completion by the end of this year. Randgold, the operator of Kibali, and AngloGold
Ashanti each have an effective 45% stake in the project, while OKIMO holds the balance. (Refer exploration section for an update on exploration at Mongbwalu).
EXPLORATION
Total exploration expenditure during the second quarter, inclusive of expenditure at equity accounted joint ventures, was $72m ($26m on brownfields, $26m on greenfields and $20m on pre-feasibility studies), compared with $48m the previous quarter ($17m on brownfields, $17m on greenfields and $14m on pre-feasibility studies).
The following are highlights from the company’s greenfields exploration activities during the quarter. More detail on the brownfields programme can be seen at www.anglogoldashanti.com.

About 82,500m of greenfields exploration drilling was completed at priority sites and used to delineate new targets in Australia, Canada, Guinea and the Solomon Islands. This was more than double the amount drilled the previous quarter. Expenditure rose 53% to $26m.
In Australasia, scoping level economic studies will be completed on the Boston Shaker and Havana Deeps resource additions during the second half of the year. Significant gold results at the Boston Shaker deposit, about
500m northeast of the Tropicana resource, included 32m @ 3.71g/t Au from 181m, 5m @ 3.5g/t Au from 61m and
9m @ 7.44g/t Au from 51m. The Havana Deeps prospect represents the potential higher-grade underground extension of the Havana open-pit ore body. Exploration of this zone will complement the Tropicana feasibility study. Havana deeps drilling results included 11m @ 3.77g/t Au from 477m, 14m @ 5.84g/t Au from 558m, 14m @
4.75g/t Au from 663m and 14m @ 4.19g/t Au from 387m. Significant results were also returned from aircore drilling of several regional prospects including Black Dragon, 25km northwest of Tropicana, with gold results up to 8m @
0.73g/t Au and from Voodoo Child, 50km north of Tropicana, including 12m @ 2.5g/t Au from 1m and 26m @
0.68g/t Au from 11m.
In the Americas, where the company has more than 60,000km
2
of exploration tenements in some of the most
prospective gold belts, early stage exploration took place in Colombia, Brazil, Argentina, the US and Canada.
Diamond drilling at the Malrok prospect, on the Baffin Island Gold Project JV with Commander Resources in
Canada, encountered thick intersections of altered and structurally complex iron formation units in a number of holes drilled down-plunge and down-dip from gold-bearing iron formation intercepts drilled in 2004. At least three separate iron formations, including one previously undiscovered – were intersected during a 3,300m drilling campaign. The gold-bearing iron formations at Malrok consist of iron-rich silicates with pyrrhotite, arsenopyrite and erratically distributed fine grains of free gold. Drilling also commenced 40km east of Malrok at the Kanosak prospect, a 300m-wide, 3.5km-long trend consisting of gold-bearing quartz veins and alteration open to extension.
Channel sampling over the past two years have confirmed that gold values occur in quartz-arsenopyrite veins, the arsenopyrite bearing host sedimentary rocks and localised shear zones. Previously reported results included gold values of up to 9.32g/t Au over 5.87m and 91.06g/t Au over 1.6m.
Regional exploration work in Colombia was also undertaken during the period and included mapping and sampling in the La Colosa regional project area of approximately 600km
2
, the southern Cajamarca region and the La
Llanada region.
In Continental Africa, AngloGold Ashanti, in partnership with OKIMO (13.78%), is scheduled to complete a feasibility study by the first quarter of next year on the 2.93Moz Mongbwalu project in the Democratic Republic of the Congo. A 20,000m combined drilling programme is currently underway over Mongbwalu-Adidi and a further
5,000m programme is planned for early phase drill-testing of regional targets in the third quarter. Other regional work is ongoing and 5,886km
2
of exploration licenses previously held by OKIMO, are being transferred to this joint venture. Additional exploration took place on blocks 2,3 and 4 in Guinea, as well as with joint venture partners in
Gabon and Tanzania.
In the Middle East & North Africa, AngloGold Ashanti’s exploration and related activities were conducted through the Strategic Alliance with Thani Investments LLC and included Phase 2 sampling and mapping in Egypt. At the
Hodine concession, the Hutite orogenic gold prospect has been mapped and sampled in detail. Encouraging results were received and drilling is scheduled to commence in the third quarter. In Eritrea, where two exploration licences totalling 1,870km
2
were granted to the alliance, exploration will begin in the third quarter. Project generation has actively taken place elsewhere in the region, including Saudi Arabia.
OUTLOOK
AngloGold Ashanti’s production and total cash cost guidance for the full year 2010 remains unchanged at 4.5Moz to 4.7Moz at a total cash cost of $590/oz to $615/oz. This assumes an average exchange rate of R7.70/$ and an oil price of $75/barrel.
Third quarter production is expected to be 1.150Moz at a total cash cost of $645/oz, assuming an exchange rate of
R7.55/$. This reflects the impact of the winter power tariff and mid-year wage increases in South Africa.
Notes:
· All references to price received include realised non-hedge derivatives.
· All references to adjusted gross profit (loss) refers to gross profit (loss) adjusted for unrealised non-hedge derivatives and other commodity contracts and excludes hedge buy-back costs.
· In the case of joint venture and operations with non-controlling interests, all production and financial results are attributable to
  AngloGold Ashanti.
· Rounding of figures may result in computational discrepancies.

Review of the Gold Market
GOLD PRICE MOVEMENT AND INVESTMENT MARKETS
Gold price data
The gold price averaged $1,198/oz during the quarter, 8% more than during the previous three-month period amid a continued backdrop of heightened sovereign-debt risk in Europe, with successive debt downgrades in
Greece and Portugal. As this contagion spread across Mediterranean countries, the equity markets dropped and the euro traded sharply lower versus the dollar. Risk aversion in the broader market sent bullion to a record $1,265/oz on 21 June and also to new highs in euro and Brazilian real, highlighting the metal’s safe haven qualities across several regions.
Investment
While the rate of inflows into exchange traded funds moderated year-on-year, the 10 major ETFs still grew from 57Moz at the start of the quarter to a high of 65Moz. ETF gold holdings now represent almost 80% of annual gold production. Net long positions on the Comex peaked at 34Moz, a level last seen during the fourth quarter of 2009.
The sovereign debt crisis underpinned investment demand in the US. During the quarter, 191t were added to the GLD ETF and 13.4m contracts were added to COMEX, 15% more than the previous quarter. American
Eagles registered sales of 12.5t during the quarter, up from 8.4t the previous period. Gold investment in the
Middle East market did not experience a particularly notable second quarter on the back of a reasonable first quarter.
Medallion and bar sales rose strongly in India, with anecdotal evidence suggesting that, unlike the jewellery sector, investors showed robust demand even as the price rose. This was further evidenced in large-scale registrations for Jewellery Savings Schemes. Investment demand in China jumped by half year-on-year and accounted for as much as 40% of the total gold off-take of about 200t during the quarter. This was nearly equivalent to all of last year’s investment-related purchases amid continued declines in the country’s stock market and regulatory changes that have made property speculation more onerous.
Official sector
With three months remaining in the third Central Bank Sales Agreement, only 39t of the 400t quota have been sold, comprised of sales by the International Monetary Fund. The World Gold Council reports that official sector gold holdings increased by 272t in the first quarter of 2010, with 180t from a revision of Saudi
Arabia’s gold holdings and the balance of 92t, which has been accumulated by the official sector during the first quarter of the year.
Jewellery
In India the second quarter witnessed strong demand in the period leading up to the Akshaya Thritiya festival in mid-May. Across India the festivities started with the Baisakhi Vishu and the Bengali New Year festivities, which run from mid-April. Most jewellers reported higher Akshaya Thritiya sales in volume terms when compared to the same period last year. June is traditionally the annual off-peak season for the Indian market and this year is no different with demand slowing.
The increasing gold price took its toll on jewellery demand in India, with the average price 5% higher in rupee terms. Consumer sentiment remained sluggish during the off-peak season amid high price levels, relative volatility and the high rate of inflation. Demand is expected to recover during the festive season from August until November, which features Diwali-Dhanteras. Jewellery sales in China showed single-digit percentage increase during the quarter, which is traditionally a weak sales period in the country. China’s consumers appeared to have adjusted to the new price floor around $1,200/oz, but retailers and manufacturers remained more circumspect than during the first quarter. Consumers in the US, however, suffered `sticker shock’ at the higher prices and retailers continued to hold smaller inventories.

Hedge position
As at 30 June 2010, AngloGold Ashanti had the following total outstanding commitments against future production. The total ounces committed on this date was 3.22Moz or 100t (as at 31 March 2010: 3.55Moz or 110t) and the total net delta tonnage of the hedge on this date was 3.06Moz or 95t (at 31 March 2010: 3.35Moz or 104t).
The marked-to-market value of all hedge transactions making up the hedge positions in the table below was a negative
$2.41bn (negative R18.40bn) as at 30 June 2010 (at 31 March 2010; negative $2.07bn – negative R15.09bn). The value was based on a gold price of $1,240.6/oz, exchange rates of R7.63/$ and A$/$0.8362 and the prevailing market interest rates and volatilities at the time.
As at 10 August 2010, the marked-to-market value of the hedge book was a negative $2.16bn (negative R15.61bn), based on a gold price of $1,197.3/oz and exchange rates of R7.23/$ and A$/$0.9132 and the prevailing market interest rates and volatilities at the time.
These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.
The following table indicates the group’s commodity hedge position at 30 June 2010:
Year
2010
2011
2012
2013
2014
2015
Total
US DOLLAR/GOLD
Forward contracts
Amount (oz) * (538,542) 60,000 122,500 119,500 91,500 * (145,042)
US$/oz *$1,128
$227             $418             $477             $510
* $3,025
Put options sold Amount (oz) 177,930 148,000 85,500 60,500 60,500 532,430
US$/oz $938
$623              $538             $440             $450
$674
Call options sold Amount (oz) 492,340 776,800 811,420 574,120 680,470 29,000 3,364,150
US$/oz $588 $554 $635 $601 $604 $670 $598
RAND/GOLD
Forward contracts
Amount (oz) *(20,000) *(20,000)
ZAR/oz *R7,064 *R7,064
Put options sold Amount (oz) 20,000 20,000
ZAR/oz R7,525 R7,525
Call options sold Amount (oz) 20,000 20,000
ZAR/oz R8,350 R8,350
** Total net gold: Delta (oz) 61,073 (820,484) (888,798) (661,884) (726,053)
(26,462)      (3,062,608)
Committed (oz) 46,202 (836,800) (933,920) (693,620) (771,970)
(29,000)     (3,219,108)

The following table indicates the group’s currency hedge position at 30 June 2010:
Year
2010
2011
2012
2013
2014
2015
Total
RAND DOLLAR
Call options sold
Amount ($000) 20,000 20,000
US$/R R8,08 R8,08
A DOLLAR
Put options purchased
Amount ($000) 20,000 20,000
A$/US$ $0,82 $0,82
Put options sold Amount ($000) 20,000 20,000
A$/US$ $0,86 $0,86
Call options sold Amount ($000) 20,000 20,000
A$/US$ $0,79 $0,79
*
Represents a net long gold position and net short US Dollars and Rands resulting from both forward sales and purchases for the period.
**     The Delta of the hedge position indicated above is the equivalent gold position that would have the same marked-to-market sensitivity for a small change in the gold price. This is calculated using the Black-Scholes options formula with the ruling market prices, interest rates and volatilities as at
30 June 2010.
Fair value of derivative analysis by accounting designation at 30 June 2010:
Figures in millions
Non-hedge
accounted
Total
US Dollar
Commodity option contracts (2,179)
Forward sale commodity contracts (246)
Total hedging contracts
(2,425)
Embedded derivatives (1)
Warrants on shares 2
Option component of convertible bond (111)
Total derivatives
(2,535)
Credit risk adjustment
(106)
Total derivatives - before credit risk adjustment
(2,641)
Rounding of figures may result in computational discrepancies.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
SA Rand million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
9,918
8,453 6,817 18,371 13,641
Gold income
9,625
8,222 6,481 17,847 12,999
Cost of sales
3
(6,099)
(6,060) (5,212) (12,159) (10,833)
(Loss) gain on non-hedge derivatives and other
commodity contracts
4
(3,625)
59 1,783 (3,566) 1,987
Gross (loss) profit
(99)
2,221 3,051 2,122 4,153
Corporate administration and other expenses
(371)
(282) (300) (653) (651)
Market development costs
(21)
(19) (25) (41) (52)
Exploration costs
(391)
(277) (243) (668) (465)
Other operating expenses
5
(15)
(56) (51) (71) (102)
Operating special items 6
(89)
(174) 739 (262) 679
Operating (loss) profit
(986)
1,413 3,171 427 3,562
Interest received
70
65 92 134 190
Exchange (loss) gain
(1)
38 285 36 301
Fair value adjustment on option component of
convertible bond
129
356 (123) 485 (123)
Finance costs and unwinding of obligations
7
(323)
(239) (322) (561) (573)
Share of equity accounted investments' profit
89
163 160 253 383
(Loss) profit before taxation
(1,022)
1,796 3,263 774 3,739
Taxation 8
(264)
(558) (915) (822) (1,299)
(Loss) profit for the period
(1,286)
1,238 2,348 (48) 2,440
Allocated as follows:
Equity shareholders
(1,360)
1,150 2,304 (210) 2,305
Non-controlling interests
74
88 44 162 135
(1,286)
1,238 2,348 (48) 2,440
Basic (loss) profit per ordinary share (cents)
1
(371)
313 642 (57) 643
Diluted (loss) profit per ordinary share (cents)
2
(371)
313 641 (57) 641
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group income statement
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
US Dollar million
Notes
Unaudited Unaudited Unaudited Unaudited Unaudited
Revenue
2
1,314
1,126 814 2,440 1,503
Gold income
1,275
1,095 773 2,370 1,431
Cost of sales
3
(810)
(807) (617) (1,617) (1,185)
(Loss) gain on non-hedge derivatives and other
commodity contracts
4
(486)
13 231 (473) 252
Gross (loss) profit
(21)
301 387 280 498
Corporate administration and other expenses
(49)
(37) (36) (86) (71)
Market development costs
(2)
(3) (3) (5) (6)
Exploration costs
(52)
(37) (29) (89) (51)
Other operating expenses
5
(2)
(8) (6) (10) (11)
Operating special items 6
(12)
(23) 92 (35) 86
Operating (loss) profit
(138)
193 406 55 445
Interest received
9
9 11 18 21
Exchange gain
-
4 36 5 38
Fair value adjustment on option component of
convertible bond
17
48 (15) 64 (15)
Finance costs and unwinding of obligations
7
(43)
(32) (39) (75) (64)
Share of equity accounted investments' profit
11
22 19 33 41
(Loss) profit before taxation
(144)
244 418 100 465
Taxation 8
(33)
(76) (113) (109) (152)
(Loss) profit for the period
(177)
168 305 (9) 313
Allocated as follows:
Equity shareholders
(187)
157 299 (30) 299
Non-controlling interests
10
11 5 21 14
(177)
168 305 (9) 313
Basic (loss) profit per ordinary share (cents)
1
(51)
43 83 (8) 83
Diluted (loss) profit per ordinary share (cents)
2
(51)
43 83 (8) 83
1
Calculated on the basic weighted average number of ordinary shares.
Rounding of figures may result in computational discrepancies.
2
Calculated on the diluted weighted average number of ordinary shares.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
(Loss) profit for the period
(1,286)
1,238 2,348 (48) 2,440
Exchange differences on translation of foreign
operations
373
(280) (2,518) 93 (2,352)
Share of equity accounted investments' other
comprehensive income
(4)
- - (4) -
Net gain (loss) on cash flow hedges
1
(1) 321 - 150
Net loss on cash flow hedges removed from
equity and reported in gold income
-
279 322 279 852
Hedge ineffectiveness on cash flow hedges
-
- 7 - 43
Realised gains on hedges of capital items
1
1 36 2 21
Deferred taxation thereon
-
(98) (176) (98) (267)
2
181 510 183 799
Net gain (loss) on available for sale financial
assets
144
(45) (47) 99 36
Release on disposal of available for sale
financial assets
(41)
- - (41) -
Deferred taxation thereon
12
1 (1) 13 (4)
115
(44) (48) 71 32
Other comprehensive income (expense)
for the period net of tax
486
(143) (2,056) 343 (1,521)
Total comprehensive (expense) income
for the period net of tax
(800)
1,095 292 295 919
Allocated as follows:
Equity shareholders
(874)
1,007 244 133 774
Non-controlling interests
74
88 48 162 145
(800)
1,095 292 295 919
Rounding of figures may result in computational discrepancies.

Group statement of comprehensive income
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
(Loss) profit for the period
(177)
168 305 (9) 313
Exchange differences on translation of foreign
operations
(83)
22 302 (61) 288
Share of equity accounted investments' other
comprehensive income
(1)
- - (1) -
Net gain on cash flow hedges
-
- 33 - 16
Net loss on cash flow hedges removed from
equity and reported in gold income
-
37 39 37 93
Hedge ineffectiveness on cash flow hedges
-
- 2 - 5
Realised gains on hedges of capital items
-
- 4 - 2
Deferred taxation thereon
-
(13) (24) (13) (33)
-
24 54 24 83
Net gain (loss) on available for sale financial
assets
20
(6) (4) 14 4
Release on disposal of available for sale
financial assets
(6)
- - (6) -
Deferred taxation thereon
2
- - 2 -
16
(6) (4) 10 4
Other comprehensive (expense) income
for the period net of tax
(68)
40 352 (28) 375
Total comprehensive (expense) income
for the period net of tax
(245)
208 657 (37) 688
Allocated as follows:
Equity shareholders
(255)
197 652 (58) 673
Non-controlling interests
10
11 5 21 15
(245)
208 657 (37) 688
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2010
2010
2009
2009
SA Rand million
Note
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
43,625
42,476 43,263 37,111
Intangible assets
1,272
1,309 1,316 1,264
Investments in associates and equity accounted joint ventures
4,559
4,795 4,758 1,805
Other investments
1,512
1,315 1,302 820
Inventories
2,422
2,485 2,508 2,432
Trade and other receivables
1,022
867 788 696
Derivatives
19
19 40 15
Deferred taxation
28
349 451 390
Cash restricted for use
345
364 394 377
Other non-current assets
102
99 63 31
54,906
54,078 54,883 44,941
Current assets
Inventories
6,061
5,216 5,102 5,212
Trade and other receivables
1,595
1,517 1,419 3,534
Derivatives
1,148
1,517 2,450 3,551
Current portion of other non-current assets
2
2 3 2
Cash restricted for use
106
118 87 110
Cash and cash equivalents
6,607
5,346 8,176 17,768
15,519
13,716 17,237 30,177
Non-current assets held for sale
653
665 650 669
16,172
14,381 17,887 30,846
TOTAL ASSETS
71,078
68,459 72,770 75,787
EQUITY AND LIABILITIES
Share capital and premium 11
40,057
39,884 39,834 37,547
Retained earnings and other reserves
(18,414)
(17,465) (18,276) (13,570)
Non-controlling interests
939
956 966 792
Total equity
22,582
23,375 22,524 24,768
Non-current liabilities
Borrowings
12,556
4,809 4,862 12,857
Environmental rehabilitation and other provisions
3,459
3,383 3,351 3,492
Provision for pension and post-retirement benefits
1,189
1,181 1,179 1,279
Trade, other payables and deferred income
150
144 108 111
Derivatives
852
941 1,310 1,215
Deferred taxation
5,200
5,661 5,599 6,032
23,406
16,119 16,409 24,986
Current liabilities
Current portion of borrowings
185
7,095 9,493 7,846
Trade, other payables and deferred income
4,065
3,867 4,332 4,014
Derivatives
19,646
16,674 18,770 13,011
Taxation
1,134
1,271 1,186 1,098
25,030
28,907 33,781 25,969
Non-current liabilities held for sale
60
58 56 64
25,090
28,965 33,837 26,033
Total liabilities
48,496
45,084 50,246 51,019
TOTAL EQUITY AND LIABILITIES
71,078
68,459 72,770 75,787
Net asset value - cents per share
6,174
6,386 6,153 6,916
Rounding of figures may result in computational discrepancies.

Group statement of financial position
As at
As at
As at
As at
June
March
December
June
2010
2010
2009
2009
US Dollar million
Note
Unaudited Unaudited Audited Unaudited
ASSETS
Non-current assets
Tangible assets
5,718
5,823 5,819 4,813
Intangible assets
167
180 177 164
Investments in associates and equity accounted joint ventures
598
657 640 234
Other investments
198
180 175 106
Inventories
317
340 337 315
Trade and other receivables
134
119 106 90
Derivatives
2
3 5 2
Deferred taxation
4
48 61 51
Cash restricted for use
45
50 53 49
Other non-current assets
13
14 8 4
7,196
7,414 7,381 5,829
Current assets
Inventories
794
715 686 676
Trade and other receivables
209
208 191 458
Derivatives
150
208 330 461
Current portion of other non-current assets
-
- - -
Cash restricted for use
14
16 12 14
Cash and cash equivalents
866
733 1,100 2,305
2,033
1,880 2,319 3,914
Non-current assets held for sale
86
91 87 87
2,119
1,971 2,406 4,001
TOTAL ASSETS
9,315
9,385 9,787 9,830
EQUITY AND LIABILITIES
Share capital and premium 11
5,834
5,811 5,805 5,508
Retained earnings and other reserves
(2,998)
(2,738) (2,905) (2,398)
Non-controlling interests
123
131 130 103
Total equity
2,959
3,204 3,030 3,212
Non-current liabilities
Borrowings
1,646
659 654 1,668
Environmental rehabilitation and other provisions
453
464 451 453
Provision for pension and post-retirement benefits
156
162 159 166
Trade, other payables and deferred income
20
20 14 14
Derivatives
112
129 176 158
Deferred taxation
681
776 753 782
3,068
2,210 2,207 3,241
Current liabilities
Current portion of borrowings
24
973 1,277 1,018
Trade, other payables and deferred income
533
530 582 521
Derivatives
2,575
2,286 2,525 1,687
Taxation
148
174 159 142
3,280
3,963 4,543 3,368
Non-current liabilities held for sale
8
8 7 8
3,288
3,971 4,550 3,376
Total liabilities
6,356
6,181 6,757 6,617
TOTAL EQUITY AND LIABILITIES
9,315
9,385 9,787 9,830
Net asset value - cents per share
809
875 828 897
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
SA Rand million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
10,030
8,166 6,928 18,196 13,332
Payments to suppliers and employees
(6,992)
(6,640) (5,135) (13,632) (8,861)
Cash generated from operations
3,038
1,526 1,793 4,564 4,471
Dividends received from equity accounted investments
488
117 421 605 594
Taxation paid
(563)
(317) (340) (880) (764)
Net cash inflow from operating activities
2,963
1,326 1,874 4,289 4,301
Cash flows from investing activities
Capital expenditure
(1,600)
(1,267) (2,189) (2,867) (4,576)
Proceeds from disposal of tangible assets
4
16 7,156 20 7,173
Other investments acquired
(127)
(120) (33) (248) (193)
Acquisition of associates and equity accounted joint ventures
(99)
(72) (9) (171) (9)
Proceeds on disposal of associate
-
4 - 4 -
Loans advanced to associates and equity accounted joint ventures
(6)
(17) - (23) -
Loans repaid from associates and equity accounted joint ventures
-
- 3 - 3
Proceeds from disposal of investments
127
54 60 181 225
Decrease (increase) in cash restricted for use
36
(3) 10 33 (94)
Interest received
56
59 88 116 186
Loans advanced
(1)
(37) (1) (37) (1)
Repayment of loans advanced
-
1 1 1 1
Net cash (outflow) inflow from investing activities
(1,610)
(1,382) 5,086 (2,991) 2,716
Cash flows from financing activities
Proceeds from issue of share capital
26
3 15 29 130
Share issue expenses
-
- (6) - (11)
Share issue expenses
(6) (11)
Proceeds from borrowings
7,383
264 7,092 7,647 18,030
Repayment of borrowings
(7,263)
(2,642) (1,003) (9,905) (11,138)
Finance costs paid
(301)
(76) (245) (376) (655)
Dividends paid
(182)
(260) - (443) (178)
Net cash (outflow) inflow from financing activities
(337)
(2,711) 5,853 (3,048) 6,178
Net increase (decrease) in cash and cash equivalents
1,016
(2,767) 12,813 (1,750) 13,195
Translation
245
(63) (919) 181 (865)
Cash and cash equivalents at beginning of period
5,346
8,176 5,874 8,176 5,438
Cash and cash equivalents at end of period
6,607
5,346 17,768 6,607 17,768
Cash generated from operations
(Loss) profit before taxation
(1,022)
1,796 3,263 774 3,739
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
2,878
(672) (525) 2,206 1,095
Amortisation of tangible assets
1,173
1,267 1,095 2,440 2,356
Finance costs and unwinding of obligations
323
239 322 561 573
Environmental, rehabilitation and other expenditure
(18)
30 (27) 13 (11)
Operating special items
86
169 (733) 255 (672)
Amortisation of intangible assets
4
4 4 7 10
Deferred stripping
324
204 (263) 528 (575)
Fair value adjustment on option component of convertible bond
(129)
(356) 123 (485) 123
Interest received
(70)
(65) (92) (134) (190)
Share of equity accounted investments' profit
(89)
(163) (160) (253) (383)
Other non-cash movements
9
21 (285) 31 (202)
Movements in working capital
(431)
(948) (928) (1,379) (1,393)
3,038
1,526 1,793 4,564 4,471
Movements in working capital
(Increase) decrease in inventories
(775)
(97) 1,153 (872) 713
(Increase) decrease in trade and other receivables
(199)
(302) 131 (501) (206)
Increase (decrease) in trade and other payables
543
(549) (2,212) (6) (1,899)
(431)
(948) (928) (1,379) (1,393)
Rounding of figures may result in computational discrepancies.

Group statement of cash flows
Quarter
Quarter
Quarter
Six months
Six months
ended
ended
ended
ended
ended
June
March
June
June
June
2010
2010
2009
2010
2009
US Dollar million
Unaudited Unaudited Unaudited Unaudited Unaudited
Cash flows from operating activities
Receipts from customers
1,332
1,086 811 2,418 1,457
Payments to suppliers and employees
(934)
(881) (575) (1,814) (953)
Cash generated from operations
398
205 236 604 504
Dividends received from equity accounted investments
63
16 59 79 77
Taxation paid
(75)
(42) (40) (117) (83)
Net cash inflow from operating activities
386
179 255 566 498
Cash flows from investing activities
Capital expenditure
(212)
(169) (257) (381) (499)
Proceeds from disposal of tangible assets
1
2 893 3 895
Other investments acquired
(17)
(16) (5) (33) (21)
Acquisition of associates and equity accounted joint ventures
(13)
(10) (1) (23) (1)
Proceeds on disposal of associate
-
1 - 1 -
Loans advanced to associates and equity accounted joint ventures
(1)
(2) - (3) -
Loans repaid from associates and equity accounted joint ventures
-
- - - -
Proceeds from disposal of investments
17
7 8 24 25
Decrease (increase) in cash restricted for use
5
- 1 4 (9)
Interest received
7
8 11 15 20
Loans advanced
-
(5) - (5) -
Repayment of loans advanced
-
- - - -
Net cash (outflow) inflow from investing activities
(213)
(184) 650 (398) 411
Cash flows from financing activities
Proceeds from issue of share capital
3
- 3 4 14
Share issue expenses
-
- (1) - (1)
Share issue expenses
(1) (1)
Proceeds from borrowings
995
35 856 1,029 1,961
Repayment of borrowings
(963)
(352) (111) (1,315) (1,135)
Finance costs paid
(40)
(10) (31) (50) (72)
Dividends paid
(24)
(35) - (59) (18)
Net cash (outflow) inflow from financing activities
(29)
(362) 716 (391) 749
Net increase (decrease) in cash and cash equivalents
144
(367) 1,621 (223) 1,658
Translation
(11)
- 71 (11) 72
Cash and cash equivalents at beginning of period
733
1,100 613 1,100 575
Cash and cash equivalents at end of period
866
733 2,305 866 2,305
Cash generated from operations
(Loss) profit before taxation
(144)
244 418 100 465
Adjusted for:
Movement on non-hedge derivatives and other commodity contracts
387
(94) (81) 293 84
Amortisation of tangible assets
156
169 130 324 258
Finance costs and unwinding of obligations
43
32 39 75 64
Environmental, rehabilitation and other expenditure
(2)
4 (3) 2 (1)
Operating special items
11
23 (92) 34 (85)
Amortisation of intangible assets
-
- 1 1 1
Deferred stripping
43
27 (31) 70 (62)
Fair value adjustment on option component of convertible bond
(17)
(48) 15 (64) 15
Interest received
(9)
(9) (11) (18) (21)
Share of equity accounted investments' profit
(11)
(22) (19) (33) (41)
Other non-cash movements
1
3 (36) 4 (28)
Movements in working capital
(60)
(124) (94) (184) (144)
398
205 236 604 504
Movements in working capital
Increase in inventories
(55)
(33) (74) (88) (108)
Increase in trade and other receivables
(17)
(45) (44) (61) (76)
Increase (decrease) in trade and other payables
12
(46) 24 (35) 41
(60)
(124) (94) (184) (144)
Rounding of figures may result in computational discrepancies.

Group statement of changes in equity
Cash
Available
Foreign
Share
Other
flow
for
Actuarial
currency
Non-
capital &
capital
Retained
hedge
sale
(losses)   translation
controlling
Total
SA Rand million
premium
reserves
earnings
reserve
reserve
gains
reserve
Total
interests
equity
Balance at December 2008
37,336
799 (22,765) (1,008) (18) (347) 8,959 22,956 790 23,746
Profit for the period 2,305 2,305 135 2,440
Comprehensive income (expense) 789 32 (2,352) (1,531) 10 (1,521)
Total comprehensive income (expense)                         -                  -               2,305                 789                    32                     -            (2,352)                774                145                  919
Shares issued 211 211 211
Share-based payment for share awards 70 70 70
Dividends paid (178) (178) (178)
Translation (11) 127 20 5 2 143 (143) -
Balance at June 2009
37,547 858 (20,511) (199) 19 (345) 6,607 23,976 792 24,768
Balance at December 2009
39,834
1,194
(25,739)
(174)
414
(285)
6,314
21,558
966
22,524
(Loss) profit for the period
(210)
(210)
162
(48)
Comprehensive (expense) income
(4)
183
71
93
343
343
Total comprehensive (expense) income                       -                    (4)              (210)               183                   71                       -                 93                  133                 162                 295
Shares issued
223
223
223
Share-based payment for share awards
4
4
4
Dividends paid
(255)
(255)
(255)
Dividends of subsidiaries
-
(209)
(209)
Transfers to other reserves
26
(26)
-
-
Translation
9
(39)
10
(20)
20
-
Balance at June 2010
40,057
1,229
(26,243)
(17)
495
(285)
6,407
21,643
939
22,582
US Dollar million
Balance at December 2008
5,485
85 (2,361) (107) (2) (37) (635) 2,428 83 2,511
Profit for the period 299 299 14 313
Comprehensive income 82 4 288 374 1 375
Total comprehensive income
-                       -                  299                  82                      4                    -                 288                  673                   15                 688
Shares issued
23
23 23
Share-based payment for share awards 8 8 8
Dividends paid (18) (18) (18)
Translation 18 (14) (1) (8) (5) 5 -
Balance at June 2009
5,508 111 (2,094) (26) 2 (45) (347) 3,109 103 3,212
Balance at December 2009
5,805
161
(2,744)
(23)
56
(38)
(317)
2,900
130
3,030
(Loss) profit for the period
(30)
(30)
21
(9)
Comprehensive (expense) income
(1)
24
10
(61)
(28)
(28)
Total comprehensive (expense) income                       -                    (1)                (30)                 24                   10                      -                 (61)               (58)                  21                (37)
Shares issued
29
29
29
Share-based payment for share awards
-
-
Dividends paid
(35)
(35)
(35)
Dividends of subsidiaries
-
(28)
(28)
Transfers to other reserves
3
(3)
-
-
Translation
(2)
2
(1)
1
-
-
Balance at June 2010
5,834
161
(2,807)
(2)
65
(37)
(378)
2,836
123
2,959
Rounding of figures may result in computational discrepancies.

Segmental
reporting
for the quarter and six months ended 30 June 2010
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited     Unaudited     Unaudited     Unaudited    Unaudited    Unaudited      Unaudited     Unaudited    Unaudited
Gold income
South Africa
3,842
3,083 3,296 6,925 6,186
509
410 393 919 684
Continental Africa
3,378
3,082 2,591 6,460 4,981
448
411 308 858 549
Australasia
847
844 (104) 1,691 522
113
113 (13) 225 50
Americas
2,168
1,879 1,493 4,047 2,858
287
250 180 537 318
10,235
8,888 7,276 19,123 14,547
1,356
1,184 867 2,540 1,602
Equity accounted investments
included above
(610)
(667) (796) (1,276) (1,548)
(81)
(89) (94) (169) (170)
9,625
8,222 6,481 17,847 12,999
1,275
1,095 773 2,370 1,431
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited     Unaudited     Unaudited     Unaudited    Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
Gross (loss) profit
AngloGold Ashanti implemented IFRS 8 “Operating Segments” with effect from 1 January 2009. AngloGold Ashanti’s operating segments are being reported based on the financial information provided to the Chief Executive Officer and the Executive Management
team, collectively identified as the Chief Operating Decision Maker (“CODM”). As a result of changes in management structure and reporting from 1 January 2010, the CODM has changed its reportable segments. Individual members of the Executive Management team are responsible for geographic regions of the business. Comparative information has been presented on a consistent basis.
Navachab which was previously included in Southern Africa now forms part of Continental Africa and North and South America has been combined into Americas. Southern Africa has been renamed to South Africa.
Quarter ended
Six months ended
SA Rand million
Quarter ended
Six months ended
SA Rand million
US Dollar million
Quarter ended
Six months ended
Quarter ended
Six months ended
US Dollar million
Gross (loss) profit
South Africa
(14)
797 1,851 783 2,970
(4)
108 227 104 340
Continental Africa
(433)
815 934 382 805
(61)
110 123 50 110
Australasia
76
(24) (233) 53 (192)
10
(3) (29) 7 (25)
Americas
436
909 797 1,345 1,147
56
122 101 178 136
Corporate and other
89
41 55 129 141
11
5 7 17 16
154
2,538 3,404 2,692 4,871
13
343 429 356 577
Equity accounted investments
included above
(253)
(317) (353) (570) (718)
(34)
(42) (42) (76) (79)
(99)
2,221 3,051 2,122 4,153
(21)
301 387 280 498
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited     Unaudited     Unaudited     Unaudited    Unaudited     Unaudited     Unaudited    Unaudited     Unaudited
Adjusted gross profit (loss)
South Africa
1,168
387 1,174 1,555 2,795
154
51 142 205 305
Continental Africa
768
781 657 1,549 1,275
102
104 79 206 142
Australasia
1
(25) 234 (24) 330
-
(3) 28 (3) 38
Americas
950
771 745 1,721 1,451
126
103 91 228 162
Corporate and other
88
41 54 129 142
11
5 7 17 16
2,975
1,955 2,864 4,930 5,993
393
260 347 653 663
Equity accounted investments
included above
(253)
(317) (353) (570) (718)
(34)
(42) (42) (76) (79)
2,723
1,638 2,511 4,360 5,275
359
218 305 578 584
Rounding of figures may result in computational discrepancies.
Quarter ended
Six months ended
US Dollar million SA Rand million
Quarter ended
Six months ended

Segmental
reporting (continued)
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited    Unaudited     Unaudited     Unaudited     Unaudited    Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
Gold production
(1)
South Africa
13,919
11,949 13,601 25,867 27,986
447
384 437 832 900
Continental Africa
11,525
11,643 12,415 23,168 23,633
371
374 399 745 760
Australasia
2,692
3,552 2,928 6,244 5,969
87
114 94 201 192
Americas
6,876
6,431 6,105 13,306 11,768
221
207 196 428 378
35,011
33,574 35,050 68,586 69,356
1,126
1,079 1,127 2,205 2,230
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited     Unaudited     Unaudited    Unaudited    Unaudited    Unaudited     Unaudited     Unaudited     Unaudited
Capital expenditure
South Africa
746
610 763 1,356 1,432
99
81 88 180 156
Continental Africa
377
204 374 581 774
50
27 44 77 84
Australasia
81
65 538 146 1,478
11
9 66 19 161
Americas
491
393 536 884 900
65
52 61 117 98
Corporate and other
8
11 17 19 24
1
2 2 3 3
1,703
1,283 2,228 2,986 4,608
226
171 261 397 502
Equity accounted investments
included above
(102)
(16) (38) (118) (32)
(14)
(2) (4) (16) (3)
1,600
1,267 2,189 2,867 4,576
212
169 257 381 499
SA Rand million US Dollar million
kg
Six months ended
Quarter ended
Six months ended
Quarter ended
Six months ended
Quarter ended
Six months ended
Quarter ended
oz (000)
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2010
2010
2009
2009
2010
2010
2009
2009
Unaudited     Unaudited     Unaudited     Unaudited    Unaudited     Unaudited     Unaudited     Unaudited
Total assets
South Africa
18,672
18,176 19,308 19,991
2,447
2,492 2,597 2,593
Continental Africa
29,611
28,660 29,401 21,412
3,881
3,929 3,954 2,777
Australasia
3,374
4,208 4,494 12,395
442
577 604 1,608
Americas
14,939
14,692 14,642 13,322
1,958
2,014 1,969 1,728
Corporate and other
5,033
3,242 5,493 9,165
660
444 740 1,189
71,629
68,978 73,337 76,285
9,388
9,456 9,864 9,894
Equity accounted investments
included above
(551)
(518) (567) (498)
(72)
(71) (77) (65)
71,078
68,459 72,770 75,787
9,315
9,385 9,787 9,830
(1)
Gold production includes equity accounted investments.
Rounding of figures may result in computational discrepancies.
SA Rand million US Dollar million

Notes
for the quarter and six months ended 30 June 2010
1. Basis of preparation
The financial statements in this quarterly report have been prepared in accordance with the historic cost convention except for certain financial instruments which are stated at fair value. The group’s accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2009 and revised International Financial Reporting Standards (IFRS) which are effective
1 January 2010, where applicable. Effective 1 January 2010 the Chief Operating Decision Maker changed the reportable segments. Details are included in Segmental reporting.
The financial statements of AngloGold Ashanti Limited have been prepared in compliance with IAS34, JSE Listings
Requirements and in the manner required by the South African Companies Act, 1973 for the preparation of financial information of the group for the quarter and six months ended 30 June 2010.
2.      Revenue
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun                  Jun                 Jun               Jun                  Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited      Unaudited       Unaudited        Unaudited       Unaudited      Unaudited       Unaudited      Unaudited        Unaudited       Unaudited
SA Rand million US Dollar million
Gold income
9,625
8,222 6,481 17,847 12,999
1,275
1,095 773 2,370 1,431
By-products (note 3)
223
166 244 390 452
29
22 30 52 51
Interest received
70
65 92 134 190
9
9 11 18 21
9,918
8,453 6,817 18,371 13,641
1,314
1,126 814 2,440 1,503
3.
Cost of sales
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun                 Jun                Jun                Jun                  Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited       Unaudited       Unaudited        Unaudited      Unaudited       Unaudited       Unaudited      Unaudited       Unaudited       Unaudited
SA Rand million US Dollar million
Cash operating costs
(4,969)
(4,773)             (4,385)
(9,743) (9,110)
(659)
(636)               (520)
(1,296)                (998)
Insurance reimbursement
85
- - 85 -
11
- - 11 -
By-products revenue (note 2)
223
166 244 390 452
29
22 30 52 51
(4,661)
(4,607)            (4,141)
(9,268) (8,658)
(619)
(614)               (490)
(1,233)               (947)
Royalties
(246)
(189)              (152)
(435) (330)
(32)
(25)                (18)                (58)                  (36)
Other cash costs
(48)
(37)                (30)
(85) (59)
(7)
(5)                  (4)               (11)                     (6)
Total cash costs
(4,955)
(4,832)            (4,323)
(9,787) (9,046)
(658)
(644)               (512)
(1,302)                (989)
Retrenchment costs
(26)
(52)               (40)
(78) (55)
(4)
(7)                  (5)                (10)                    (6)
Rehabilitation and other non-cash
costs
(36)
(86)              (32)
(122) (91)
(5)
(12)                  (4)                (16)                 (10)
Production costs
(5,017)
(4,971)           (4,395)
(9,987) (9,192)
(666)
(663)               (521)
(1,329) (1,005)
Amortisation of tangible assets
(1,173)
(1,267)           (1,095)
(2,440) (2,356)
(156)
(169)               (130)              (324)              (258)
Amortisation of intangible assets
(4)
(4)                (4)
(7) (10)
-
-
(1)                  (1)                   (1)
Total production costs
(6,193)
(6,242)            (5,495)
(12,435) (11,558)
(822)
(832)               (652)
(1,654) (1,264)
Inventory change
94
182 282 275 725
13
24 34 37 79
(6,099)
(6,060)             (5,212)
(12,159) (10,833)
(810)
(807)               (617)
(1,617) (1,185)
4.
(Loss) gain on non-hedge derivatives and other commodity contracts
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited        Unaudited      Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited       Unaudited        Unaudited
SA Rand million US Dollar million
(Loss) gain on realised non-hedge
derivatives
(803)
(524)             1,243             (1,327)
3,109                (107)
(69)                  149
(176)                 338
(Loss) gain on unreaslied non-
hedge derivatives
(2,822)
583 540 (2,239) (1,122)
(380)
82 82 (297) (86)
(3,625)
59 1,783 (3,566) 1,987
(486)
13 231 (473) 252
Rounding of figures may result in computational discrepancies.

5.
Other operating expenses
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar                Jun               Jun              Jun                Jun               Mar
Jun
Jun
Jun
2010
2010               2009               2010             2009               2010             2010
2009
2010
2009
Unaudited     Unaudited      Unaudited      Unaudited     Unaudited     Unaudited     Unaudited   Unaudited    Unaudited    Unaudited
SA Rand million US Dollar million
Pension and medical defined benefit
provisions
(24)
(24) (24) (48) (48)
(3)
(3)               (3)                (7)               (5)
Claims filed by former employees in respect
of loss of employment, work-related
accident injuries and diseases,
governmental fiscal claims and costs of old
tailings operations
9
(32) (24) (23) (51)
1
(5)                (3)                (3)               (6)
Miscellaneous
-
-                 (3)
-                 (3)
-
- - - -
(15)
(56) (51) (71) (102)
(2)
(8)                (6)              (10)               (11)
6.
Operating special items
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited      Unaudited
SA Rand million US Dollar million
Indirect tax (expenses) reimbursement
(35)
(44)
12              (79)
9               (6)
(6)                 2
(11)                   1
Net impairments of tangible assets (note 9)
(62)
(81)
-           (143)
-               (8)
(11)                  -
(19)                   -
Loss on consignment stock
-
-              (116)
-             (116)
-
- (15) - (15)
Impairment of debtors
(19)
(33) (3) (52) (66)
(2)
(4)                  -
(7) (6)
Contract termination fee at Geita Gold Mine
(4)
(5) - (8) -
-
(1)                  -
(1) -
Insurance claim recovery
10
-                   7                 10                     7                     1
- 1 1 1
Net (loss) profit on disposal and
abandonment of land, mineral rights,
tangible assets and exploration properties
(note 9)
(24)
(11)
839                (35)
844                   (3)
(2)               105
               (5)                  105
Profit on disposal of investment (note 9)
45
-                   -
45                    -                      6
- - 6 -
(89)
(174)
739              (262)
679                 (12)
(23)                  92
              (35)                  86
7.
Finance costs and unwinding of obligations
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar               Jun                Jun               Jun               Jun               Mar
            Jun
           Jun
            Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited      Unaudited    Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
Finance costs
(245)
(142) (259) (386) (442)
(33)
(19)             (31)                (52)                (49)
Unwinding obligations, accretion on
convertible bond and other discounts
(78)
(97) (63) (175) (131)
(10)
(13)               (8)                (23)
(15)
(323)
(239) (322) (561) (573)
(43)
(32)             (39)                (75)                (64)
8.       Taxation
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
South African taxation
Mining tax
(84)
-             (108)
(84) (108)
(11)
- (13) (11) (13)
Non-mining tax
(35)
(95) (126) (130) (156)
(5)
(13)               (15)               (17)               (18)
Under provision prior year
(12)
(12) (13) (23) (29)
(2)
(2)                 (2)                 (3)                 (3)
Deferred taxation:
Temporary differences
(122)
108                  12                 (14)
(310)
(15)
14 2 (1) (30)
Unrealised non-hedge derivatives and
other commodity contracts
420
(160) (238)
260                (71)
56
(22)               (30)                 34
(13)
Change in estimated deferred tax rate
(22)
29                   -                     7                    -
(3)
4 - 1 -
146
(130) (473)
16             (673)
21
(18)                (58)                  3
(78)
Foreign taxation
Normal taxation
(315)
(337) (379) (652) (516)
(42)
(45)               (46)               (87)                (59)
(Under) over provision prior year
(60)
2                 (3)
(58) (14)
(8)
- - (8) (1)
Deferred taxation:
Temporary differences
(13)
(92) (155) (105) (203)
(1)
(13)               (21)               (14)               (26)
Unrealised non-hedge derivatives and
other commodity contracts
(23)
-                  94               (23)
106                   (3)
- 12 (3) 13
(410)
(428) (442) (838) (626)
(54)
(58)              (55)
(112)               (74)
(264)
(558) (915) (822) (1,299)
(33)
(76)             (113)             (109)             (152)
Rounding of figures may result in computational discrepancies.

9.
Headline (loss) earnings
Quarter ended
Six months ended
Quarter ended
Six months ended
Jun            Mar                Jun               Jun                Jun               Jun              Mar               Jun               Jun                 Jun
2010              2010
2009
2010                2009
2010
2010              2009              2010              2009
Unaudited     Unaudited     Unaudited          Unaudited Unaudited    Unaudited    Unaudited      Unaudited     Unaudited     Unaudited
SA Rand million US Dollar million
The (loss) profit attributable to equity
shareholders has been adjusted by the
following to arrive at headline (loss)
earnings:
(Loss) profit attributable to equity
shareholders
(1,360)
1,150                2,304                (210)
2,305              (187)
157 299 (30) 299
Net impairments of tangible assets (note 6)
62
81 -
143            -                      8
11 - 19 -
Net loss (profit) on disposal and
abandonment of land, mineral rights,
tangible assets and exploration
properties (note 6)
24
11              (839)
35     (844)
3
2 (105) 5 (105)
Insurance claim recovery for infrastructure
-
-                 (7)
-            (7)
-
- (1) - (1)
Profit on disposal of investment (note 6)
(45)
- - (45) -
(6)
- - (6) -
Impairment of investment in associates and
joint ventures
15
20                 3                           35             5                      2
3 - 5 1
Taxation on items above - current portion
3
-                 201
3           205                    -
- 26 - 25
Taxation on items above - deferred portion
(14)
(21) (32) (35) (32)
(2)
(3)                (4)                 (5)               (4)
(1,315)
1,241              1,631                      (74)
1,631               (181)
169 215 (12) 215
Cents per share
(1)
Headline (loss) earnings
(359)
338 455 (20)
455 (49)
46 60 (3) 60
(1)
Calculated on the basic weighted average number of ordinary shares.
10. Number of shares
Quarter ended
Six months ended
Jun                    Mar                           Jun                        Jun                               Jun
2010
2010                          2009                       2010                             2009
Unaudited            Unaudited                  Unaudited              Unaudited                   Unaudited
Authorised number of shares:
Ordinary shares of 25 SA cents each
600,000,000
600,000,000
600,000,000            600,000,000                600,000,000
E ordinary shares of 25 SA cents each
4,280,000
4,280,000
4,280,000                4,280,000                   4,280,000
A redeemable preference shares of 50 SA cents each
2,000,000
2,000,000
2,000,000                 2,000,000                  2,000,000
B redeemable preference shares of 1 SA cent each
5,000,000
5,000,000
5,000,000                 5,000,000                  5,000,000
Issued and fully paid number of shares:
Ordinary shares in issue
362,752,860
362,352,345
354,241,602              362,752,860              354,241,602
E ordinary shares in issue
3,005,932
3,709,362
3,879,290                  3,005,932                  3,879,290
Total ordinary shares:
365,758,792
366,061,707
358,120,892               365,758,792             358,120,892
A redeemable preference shares
2,000,000
2,000,000
2,000,000                   2,000,000                 2,000,000
B redeemable preference shares
778,896
778,896
778,896                     778,896                    778,896
In calculating the diluted number of ordinary shares outstanding for the period, the following were taken into consideration:
Ordinary shares
362,530,946
362,295,477
354,198,056               362,413,862             353,918,523
E ordinary shares
3,235,727
3,734,382
3,896,280                   3,483,676                 3,918,250
Fully vested options
1,017,064
1,186,849
551,521                  1,063,772                     670,465
Weighted average number of shares
366,783,737
367,216,708
358,645,857             366,961,310             358,507,238
Dilutive potential of share options
-
733,901
897,098                                -
907,306
Diluted number of ordinary shares
(1)
366,783,737
367,950,609
359,542,955                366,961,310             359,414,544
(1)
The basic and diluted number of ordinary shares is the same for the June 2010 quarter and six months ended June 2010 as the effects of shares for performance related options are anti-dilutive.
11.
Share capital and premium
As at
As at
Jun                Mar                   Dec                Jun                  Jun                    Mar                 Dec                Jun
2010                 2010                 2009                2009
2010                   2010                2009              2009
Unaudited
Unaudited
Audited      Unaudited         Unaudited         Unaudited
Audited     Unaudited
SA Rand million US Dollar million
Balance at beginning of period
40,662
40,662                 38,246           38,246                5,935
5,935 5,625 5,625
Ordinary shares issued
210
43                 2,438                 202
28
5 312 22
E ordinary shares cancelled
(64)
(10) (22) (11)
(9)
(1)                (2)                      (1)
Sub-total
40,808
40,695                40,662            38,437                 5,954
5,939 5,935 5,645
Redeemable preference shares held within the group
(313)
(313) (313) (313)
(53)
(53)              (53)                    (53)
Ordinary shares held within the group
(199)
(205) (212) (263)
(31)
(31)              (32)                   (38)
E ordinary shares held within the group
(239)
(293) (303) (314)
(36)
(44)              (45)                   (46)
Balance at end of period
40,057
39,884               39,834              37,547                5,834
5,811 5,805 5,508
Rounding of figures may result in computational discrepancies.

12.     Exchange rates
Jun
Mar
Dec                          Jun
2010
2010
2009                         2009
Unaudited Unaudited
Unaudited                 Unaudited
ZAR/USD average for the year to date
7.52
7.50
8.39                          9.18
ZAR/USD average for the quarter
7.54
7.50
7.47                          8.40
ZAR/USD closing
7.63
7.30
7.44                          7.71
ZAR/AUD average for the year to date
6.71
6.78
6.56                          6.49
ZAR/AUD average for the quarter
6.65
6.78
6.80                          6.42
ZAR/AUD closing
6.38
6.68
6.67                          6.21
BRL/USD average for the year to date
1.80
1.80
2.00                          2.20
BRL/USD average for the quarter
1.79
1.80
1.74                          2.07
BRL/USD closing
1.80
1.78
1.75                          1.96
ARS/USD average for the year to date
3.87
3.83
3.73                          3.63
ARS/USD average for the quarter
3.90
3.83
3.81                          3.73
ARS/USD closing
3.93
3.87
3.80                          3.80
13.     Capital commitments
Jun
Mar
Dec
Jun
Jun           Mar           Dec          Jun
2010
2010
2009
2009
2010          2010          2009        2009
Unaudited  Unaudited
Audited  Unaudited  Unaudited  Unaudited
Audited  Unaudited
SA Rand million US Dollar million
Orders placed and outstanding on capital contracts
at the prevailing rate of exchange
(1)
1,809
1,179
976        1,333
237
162
131           173
(1)
Includes capital commitments relating to equity accounted joint ventures.
Liquidity and capital resources
To service the above capital commitments and other operational requirements, the group is dependent on existing cash resources, cash generated from operations and borrowing facilities.
Cash generated from operations is subject to operational, market and other risks. Distributions from operations may be subject to foreign investment and exchange control laws and regulations and the quantity of foreign exchange available in offshore countries. In addition, distributions from joint ventures are subject to the relevant board approval.
The credit facilities and other financing arrangements contain financial covenants and other similar undertakings.
To the extent that external borrowings are required, the groups covenant performance indicates that existing financing facilities will be available to meet the above commitments.
14.     Contingencies
AngloGold Ashanti’s material contingent liabilities and assets at 30 June 2010 are detailed below:
Contingencies and guarantees
SA Rand million US Dollar million
Contingent liabilities
Groundwater pollution
(1)
- -
Deep groundwater pollution – South Africa
(2)
- -
Sales tax on gold deliveries – Brazil
(3)
599 79
Other tax disputes – Brazil
(4)
227 30
Indirect taxes – Ghana
(5)
73 10
Contingent assets
Royalty – Boddington Gold Mine
(6)
Insurance claim – Savuka Gold Mine
(7)
-
-
-
-
Financial guarantees
Oro Group (Pty) Limited
(8)
100 13
999
132
Rounding of figures may result in computational discrepancies.

AngloGold Ashanti is subject to contingencies pursuant to environmental laws and regulations that may in future require the group to take corrective action as follows:
(1)   Groundwater pollution – AngloGold Ashanti has identified groundwater contamination plumes at certain of its operations, which have occurred primarily as a result of seepage from mine residue stockpiles. Numerous scientific, technical and legal studies have been undertaken to assist in determining the magnitude of the contamination and to find sustainable remediation solutions. The group has instituted processes to reduce future potential seepage and it has been demonstrated that Monitored Natural Attenuation (MNA) by the existing environment will contribute to improvement in some instances. Furthermore, literature reviews, field trials and base line modelling techniques suggest, but are not yet proven, that the use of phyto-technologies can address the soil and groundwater contamination. Subject to the completion of trials and the technology being a proven remediation technique, no reliable estimate can be made for the obligation.
(2)   Deep groundwater pollution – The company has identified a flooding and future pollution risk posed by deep groundwater in the Klerksdorp and Far West Rand gold fields. Various studies have been undertaken by
AngloGold Ashanti since 1999. Due to the interconnected nature of mining operations, any proposed solution needs to be a combined one supported by all the mines located in these gold fields. As a result the Department of
Mineral Resources and affected mining companies are now involved in the development of a “Regional Mine
Closure Strategy”. In view of the limitation of current information for the accurate estimation of a liability, no reliable estimate can be made for the obligation.
(3)   Sales tax on gold deliveries – Mineração Serra Grande S.A. (MSG), received two tax assessments from the State of Goiás related to payments of sales taxes on gold deliveries for export. AngloGold Ashanti Brasil Mineração
Ltda. manages the operation and its attributable share of the first assessment is approximately $49m. In November
2006 the administrative council’s second chamber ruled in favour of MSG and fully cancelled the tax liability related to the first period. The State of Goiás has appealed to the full board of the State of Goiás tax administrative council. The second assessment was issued by the State of Goiás in October 2006 on the same grounds as the first assessment, and the attributable share of the assessment is approximately $30m. The company believes both assessments are in violation of federal legislation on sales taxes.
(4)   Other tax disputes – MSG received a tax assessment in October 2003 from the State of Minas Gerais related to sales taxes on gold. The tax administrators rejected the company’s appeal against the assessment. The company is now appealing the dismissal of the case. The company’s attributable share of the assessment is approximately
$9m.
AngloGold subsidiaries in Brazil are involved in various disputes with tax authorities. These disputes involve federal tax assessments including income tax, royalties, social contributions and annual property tax. The amount involved is approximately $21m.
(5)   Indirect taxes – AngloGold Ashanti (Ghana) Limited received a tax assessment for $10m during September 2009 following an audit by the tax authorities related to indirect taxes on various items. Management is of the opinion that the indirect taxes are not payable and the company has lodged an objection.
(6)   Royalty – As a result of the sale of the interest in the Boddington Gold Mine joint venture during 2009, the group is entitled to receive a royalty on any gold recovered or produced by the Boddington Gold Mine, where the gold price is in excess of Boddington Gold Mine’s cash cost plus $600/oz. The royalty commences on 1 July 2010 and is capped at a total amount of $100m, R763m.
(7)   Insurance claim – On 22 May 2009 an insurable event occurred at Savuka Gold Mine. The amounts due from the insurers are subject to a formula based on lost production, average gold price and average exchange rates subject to various excesses and the production and the preparation of supportable data. The insurable amount is not yet determinable, but management expects the amount to exceed $40m, R305m, of which $23m, R176m has been received during 2009 and 2010.
(8)   Provision of surety – The company has provided sureties in favour of a lender on a gold loan facility with its affiliate
Oro Group (Pty) Limited and one of its subsidiaries to a maximum value of $13m, R100m. The suretyship agreements have a termination notice period of 90 days.

15.     Concentration of risk
There is a concentration of risk in respect of reimbursable value added tax and fuel duties from the Tanzanian government:
•
Reimbursable value added tax due from the Tanzanian government amounts to $47m at 30 June 2010
(31 March 2010: $42m). The last audited value added tax return was for the period ended 28 February 2010 and at the reporting date the audited amount was $36m. The outstanding amounts at Geita have been discounted to their present value at a rate of 7.82%.
•
Reimbursable fuel duties from the Tanzanian government amounts to $49m at 30 June 2010 (31 March
2010: $49m). Fuel duty claims are required to be submitted after consumption of the related fuel and are subject to authorisation by the Customs and Excise authorities. Claims for refund of fuel duties amounting to $43m have been lodged with the Customs and Excise authorities, whilst claims for refund of $6m have not yet been lodged.
The outstanding amounts have been discounted to their present value at a rate of 7.82%.
16.     Subsequent events
Tau Lekoa – Finalisation of sale
The Department of Mineral Resources has transferred the mining rights for its Tau Lekoa Mine to Buffelsfontein
Gold Mines Limited, a wholly-owned subsidiary of Simmer & Jack Mines Limited (Simmers). Full ownership of Tau
Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg will pass to Simmers on
1 August 2010.
AngloGold Ashanti entered into an agreement with Simmers in February 2009 for the sale of Tau Lekoa and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg for a total purchase consideration of:
• R600m (payable on completion of the transaction and adjusted as set out below); and
•
a royalty determined at 3% of the net revenue (gross revenue less state royalties) generated by the Tau Lekoa mine and any operations developed at Weltevreden, Jonkerskraal and Goedgenoeg. The royalty will be payable quarterly, from 1 January 2010, until the total production from Tau Lekoa, Weltevreden, Jonkerskraal or
Goedgenoeg upon which the royalty is paid is equal to 1.5Moz and provided that the average quarterly rand price of gold is equal to or exceeds R180,000/kg (in 1 January 2010 terms).
In terms of the agreement, Simmers will settle the R600m purchase consideration payable at completion as follows:
•
R450m in cash; and
•
the balance in cash or shares in Simmers. This remaining R150m is subject to an offset adjustment (up to a maximum of R150m) based on the free cash flow generated by Tau Lekoa between 1 January 2009 and 31 July
2010 and including an offset for the royalty payable from 1 January 2010 to 30 June 2010. This balancing amount will be determined based upon a final audit of the July 2010 production figures.
17.    Borrowings
AngloGold Ashanti’s borrowings are interest bearing.
18.    Announcements
On 1 June 2010, AngloGold Ashanti announced that it was halting the supply of services, including water, compressed air, electricity and sewerage, to the mines in Orkney following the failure by the liquidators of Pamodzi Gold Orkney, to settle debts owed for services supplied to the operations over the past ten months. AngloGold Ashanti however would continue to supply potable water and electrical power to Pamodzi’s mine residences for as long as these were occupied.
On 17 February 2009 AngloGold Ashanti announced the terms of the sale of its Tau Lekoa Mine to Simmer & Jack
Mines Limited (Simmers). This sale was concluded effective 1 August 2010, following the transfer of the mining rights of the Tau Lekoa Mine and the adjacent properties of Weltevreden, Jonkerskraal and Goedgenoeg to
Buffelsfontein Gold Mines Limited, a wholly-owned subsidiary of Simmers on 20 July 2010. Refer Note 16.

19.    Dividend
The directors declared Interim Dividend No. 108 of 65 (Interim Dividend No. 106: 60) South African cents per ordinary share for the six months ended 30 June 2010. In compliance with the requirements of Strate, given the company's primary listing on the JSE Limited, the salient dates for payment of the dividend are as follows:
To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)
Each CDI represents one-fifth of an ordinary share.
2010
Currency conversion date for UK pounds, Australian dollars and Ghanaian cedis Thursday, 26 August
Last date to trade ordinary shares cum dividend Friday, 27 August
Last date to register transfers of certificated securities cum dividend Friday, 27 August
Ordinary shares trade ex dividend Monday, 30 August
Record date Friday, 3 September
Payment date Friday, 10 September
On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.
Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant
CSDP or broker.
To comply with the further requirements of Strate, between Monday, 30 August 2010 and Friday, 3 September
2010, both days inclusive, no transfers between the South African, United Kingdom, Australian and Ghana share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.
To holders of American Depositary Shares
Each American Depositary Share (ADS) represents one ordinary share.
2010
Ex dividend on New York Stock Exchange Wednesday, 1 September
Record date Friday, 3 September
Approximate date for currency conversion Friday, 10 September
Approximate payment date of dividend Monday, 20 September
Assuming an exchange rate of R7.2255/$, the dividend payable per ADS is equivalent to 8.9959 US cents. This compares with the interim dividend of 7.6553 US cents per ADS paid on 8 September 2009. However the actual rate of payment will depend on the exchange rate on the date for currency conversion.
To holders of Ghanaian Depositary Shares (GhDSs)
100 GhDSs represent one ordinary share.
2010
Last date to trade and to register GhDSs cum dividend Friday, 27 August
GhDSs trade ex dividend Monday, 30 August
Record date Friday, 3 September
Approximate payment date of dividend Monday, 13 September
Assuming an exchange rate of R1/¢0.1970, the dividend payable per share is equivalent to 0.12805 cedis. This compares with the interim dividend of 0.10956 cedis per share paid on 31 August 2009. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion. In Ghana, the authorities have determined that dividends payable to residents on the Ghana share register be subject to a final withholding tax at a rate of 8%.
In addition, directors declared Dividend No. E8 of 32.5 South African cents per E ordinary share, payable to employees participating in the Bokamoso ESOP and Izingwe Holdings (Proprietary) Limited. These dividends will be paid on Friday, 10 September 2010.
By order of the Board
T T MBOWENI
M CUTIFANI
Chairman Chief Executive Officer
10 August 2010

Non-GAAP disclosure
A
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Headline (loss) earnings (note 9)
(1,315)
1,241 1,631 (74) 1,631
(181)
169 215 (12) 215
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2,822
(583) (540) 2,239 1,122
380
(82) (82) 297 86
Deferred tax on unrealised non-hedge derivatives and other
commodity contracts (note 8)
(398)
160 144 (237) (36)
(53)
22 18 (31) -
Fair value adjustment on option component of convertible bond
(129)
(356) 123 (485) 123
(17)
(48) 15 (64) 15
Adjusted headline earnings
(1)
980
463 1,359 1,442 2,840
129
61 167 190 317
Cents per share
(2)
Adjusted headline earnings
(1)
267
126 379 393 792
35
17 47 52 88
(1)
-
-
-
-
-
-
-
From time to time AngloGold Ashanti may publicly disclose certain "Non-GAAP" financial measures in the course of its financial presentations, earnings releases, earnings conference calls and otherwise.
The group utilises certain Non-GAAP performance measures and ratios in managing its business and may provide users of this financial information with additional meaningful comparisons between current results and results in prior operating periods. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measure of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies use.
Headline earnings adjusted for unrealised non-hedge derivatives, other commodity contracts and fair value adjustments on convertible bonds
Quarter ended
Six months ended
Loss (gain) on non-hedge derivatives and other commodity contracts in the income statement comprise the change in fair value of all non-hedge derivatives and other commodity contracts as follows:
SA Rand million
The unrealised fair value change on the option component of the convertible bond;
Six months ended
US Dollar million
Quarter ended
In addition, during the June 2008 quarter the hedge book was reduced and non-hedge derivative contracts to the value of $1,1bn was early settled. Following the sale of the investment in Nufcor International Ltd. (NIL) uranium contracts of 1m pounds were cancelled. In the September 2009 quarter the hedge book was further reduced and contracts to the value of
$797m were accelerated and settled. The impact on earnings after taxation was $916m in 2008 and $758m in 2009;
The unrealised fair value change on the onerous uranium contracts; and
Open positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the current reporting date; and
Adjusted headline earnings is intended to illustrate earnings after adjusting for:
Settled positions: The change in fair value from the previous reporting date or date of recognition (if later) through to the date of settlement.
The unrealised fair value change in contracts that are still open at the reporting date, as well as, the unwinding of the historic marked-to-market value of the position settled in the period;
Investment in hedge restructure transaction: During the hedge restructure in December 2004 and March 2005 quarters, $83m and $69m in cash was injected respectively into the hedge book in these quarters to increase the value of long-dated contracts. The entire investment in long-dated derivatives (certain of which have now matured), for the purposes of the adjustment to earnings, will only be taken into account when the realised portion of long-dated non-hedge derivatives are settled, and not when the short-term contracts were settled;
-
(2)
B
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Reconciliation of gross (loss) profit to adjusted gross profit:
(1)
Gross (loss) profit
(99)
2,221 3,051 2,122 4,153
(21)
301 387 280 498
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2,822
(583) (540) 2,239 1,122
380
(82) (82) 297 86
Adjusted gross profit
(1)
2,723
1,638 2,511 4,360 5,275
359
218 305 578 584
C
Price received
Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
Gold income (note 2)
9,625
8,222 6,481 17,847 12,999
1,275
1,095 773 2,370 1,431
Adjusted for non-controlling interests
(275)
(284) (197) (559) (435)
(36)
(38) (24) (74) (48)
9,350
7,938 6,284 17,288 12,564
1,239
1,057 749 2,296 1,383
(Loss) gain on realised non-hedge derivatives (note 4)
(803)
(524) 1,243 (1,327) 3,109
(107)
(69) 149 (176) 338
Associate's and equity accounted joint ventures share of gold income including realised non-hedge derivatives
609
667 796 1,276 1,548
81
89 95 170 171
Attributable gold income including realised non-hedge
derivatives
9,156
8,081 8,322 17,237 17,221
1,213
1,077 993 2,290 1,892
Attributable gold sold - kg / - oz (000)
34,447
32,999 34,459 67,446 67,043
1,108
1,061 1,108 2,168 2,155
Revenue price per unit - R/kg / - $/oz
265,806
244,873 241,505 255,564 256,862
1,095
1,015 897 1,056 878
Rounding of figures may result in computational discrepancies.
Calculated on the basic weighted average number of ordinary shares.
Quarter ended
SA Rand million US Dollar million
Adjusted gross profit
Quarter ended
Six months ended
Six months ended
The unrealised fair value change of the warrants on shares and the embedded derivative.
(1)
Adjusted gross profit excludes unrealised non-hedge derivatives and other commodity contracts.
Quarter ended
US Dollar million / Imperial
Quarter ended
Six months ended
Six months ended
SA Rand million / Metric

Jun
Mar
Jun
Jun
Jun
Jun
Mar
Jun
Jun
Jun
2010
2010
2009
2010
2009
2010
2010
2009
2010
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
D
Total costs
Total cash costs (note 3)
4,955
4,832 4,323 9,787 9,046
658
644 512 1,302 989
Adjusted for non-controlling interests and non-gold producing companies
(67)
(155) (214) (222) (427)
(9)
(21) (25) (30) (46)
Associates' and equity accounted joint ventures share of
total cash costs
342
340 376 682 722
45
46 45 91 79
Total cash costs adjusted for non-controlling interests
and non-gold producing companies
5,229
5,017 4,485 10,247 9,341
694
669 532 1,363 1,022
Retrenchment costs (note 3)
26
52 40 78 55
4
7 5 10 6
Rehabilitation and other non-cash costs (note 3)
36
86 32 122 91
5
12 4 16 10
Amortisation of tangible assets (note 3)
1,173
1,267 1,095 2,440 2,356
156
169 130 324 258
Amortisation of intangible assets (note 3)
4
4 4 7 10
-
- 1 1 1
Adjusted for non-controlling interests and non-gold producing companies
(43)
(51) (30) (95) (75)
(6)
(7) (4) (13) (8)
Associate's and equity accounted joint ventures share of
production costs
14
17 48 31 98
2
2 6 5 11
Total production costs adjusted for non-controlling
interests and non-gold producing companies
6,438
6,392 5,675 12,830 11,876
855
852 674 1,707 1,300
Gold produced - kg / - oz (000)
35,011
33,574 35,050 68,586 69,356
1,126
1,079 1,127 2,205 2,230
Total cash cost per unit - R/kg / -$/oz
149,365
149,431 127,956 149,397 134,681
617
619 472 618 458
Total production cost per unit - R/kg / -$/oz
183,891
190,374 161,909 187,065 171,229
759
789 598 774 583
E
EBITDA
Operating (loss) profit
(986)
1,413 3,171 427 3,562
(138)
193 406 55 445
Amortisation of tangible assets (note 3)
1,173
1,267 1,095 2,440 2,356
156
169 130 324 258
Amortisation of intangible assets (note 3)
4
4 4 7 10
-
- 1 1 1
Net impairments of tangible assets (note 6)
62
81 - 143 -
8
11 - 19 -
Loss (gain) on unrealised non-hedge derivatives and other
commodity contracts (note 4)
2,822
(583) (540) 2,239 1,122
380
(82) (82) 297 86
Share of associates' EBITDA
237
318 343 555 744
32
41 40 74 81
Loss (profit) on disposal and abandonment of assets (note 6)
24
11 (839) 35 (844)
3
2 (105) 5 (105)
Insurance claim recovery for infrastructure
-
- (7) - (7)
-
- (1) - (1)
(Profit) loss on disposal of investment (note 6)
(45)
- - (45) -
(6)
- - (6) -
3,290
2,511 3,228 5,801 6,943
435
334 390 769 765
F
Interest cover
Quarter ended
Six months ended
Quarter ended
Six months ended
SA Rand million / Metric US Dollar million / Imperial
EBITDA (note E)
3,290
2,511 3,228 5,801 6,943
435
334 390 769 765
Finance costs (note 7)
245
142 259 386 442
33
19 31 52 49
Capitalised finance costs
-
- 66 - 134
-
- 8 - 15
245
142 325 386 576
33
19 39 52 64
Interest cover - times
13
18 10 15 12
13
18 10 15 12
G
Free cash flow
Net cash inflow from operating activities
2,963
1,326 1,874 4,289 4,301
386
179 255 566 498
Stay-in-business capital expenditure
(1,211)
(880) (1,176) (2,091) (2,212)
(161)
(117) (136) (278) (241)
1,752
446 698 2,198 2,089
225
62 119 288 257
As at
As at
As at
As at
As at
As at
As at
As at
Jun
Mar
Dec
Jun
Jun
Mar
Dec
Jun
2010
2010
2009
2009
2010
2010
2009
2009
Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited Unaudited
H
Net asset value - cents per share
Total equity
22,582
23,375 22,524 24,768
2,959
3,204 3,030 3,212
Number of ordinary shares in issue - million (note 10)
366
366 366 358
366
366 366 358
Net asset value - cents per share
6,174
6,386 6,153 6,916
809
875 828 897
Total equity
22,582
23,375 22,524 24,768
2,959
3,204 3,030 3,212
Intangible assets
(1,272)
(1,309) (1,316) (1,264)
(167)
(180) (177) (164)
21,310
22,066 21,208 23,504
2,792
3,024 2,853 3,048
Number of ordinary shares in issue - million (note 10)
366
366 366 358
366
366 366 358
Net tangible asset value - cents per share
5,826
6,028 5,794 6,563
763
826 779 851
I
Net debt
Borrowings - long-term portion
12,556
4,809 4,862 12,857
1,646
659 654 1,668
Borrowings - short-term portion
185
7,095 9,493 7,846
24
973 1,277 1,018
Total borrowings
12,741
11,904 14,355 20,703
1,670
1,632 1,931 2,686
Corporate office lease
(258)
(258) (258) (256)
(34)
(35) (35) (33)
Unamortised portion on the convertible bond
938
905 1,019 894
123
124 137 116
Cash restricted for use
(451)
(482) (481) (487)
(59)
(66) (65) (63)
Cash and cash equivalents
(6,607)
(5,346) (8,176) (17,768)
(866)
(733) (1,100) (2,305)
Net debt
6,363
6,722 6,458 3,086
834
922 868 401
Rounding of figures may result in computational discrepancies.
US Dollar million SA Rand million

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,369 - - - 3,369
Mined - 000 tons 2,064 509 186 499 3,257
Milled / Treated - 000 tons 1,966 484 109 497 3,055
Yield - oz/t 0.207 0.149 0.103 0.175 0.189
Gold produced - oz (000) 407 72 11 87 578
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,841 260 - - 3,101
Yield - oz/t 0.014 0.020 - - 0.015
Gold produced - oz (000) 40 5 - - 45
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 16,325 1,453 - 17,777
Mined - 000 tons - 31,466 3,426 8,451 43,342
Treated - 000 tons - 6,306 890 309 7,504
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - oz/t - 0.044 0.085 0.166 0.054
Gold produced - oz (000) - 279 75 51 405
HEAP LEACH OPERATION
Mined
- 000 tons - 1,504 - 16,853 18,356
Placed - 000 tons - 362 - 5,612 5,974
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - oz/t - 0.030 - 0.014 0.015
Gold placed - oz (000) - 11 - 78 89
Gold produced - oz (000) - 14 - 83 97
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.66 11.23 58.91 23.76 9.16
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2010
Subsidiaries' gold produced - oz (000) 447 304 87 221 1,059
Joint ventures' gold produced - oz (000) - 67 - - 67
Attributable gold produced - oz (000) 447 371 87 221 1,126
Minority gold produced - oz (000) - 12 - 22 34
Subsidiaries' gold sold - oz (000) 437 291 91 221 1,040
Joint ventures' gold sold - oz (000) - 68 - - 68
Attributable gold sold - oz (000) 437 359 91 221 1,108
Minority gold sold - oz (000) - 12 - 22 34
Spot price - $/oz 1,198 1,198 1,198 1,198 1,198
Price received - $/oz sold 1,090 1,109 1,085 1,087 1,095
Total cash costs - $/oz produced 560 702 1,063 416 617
Total production costs - $/oz produced 734 822 1,137 551 759
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
476 412 99 262 - 1,249 (81) 1,169
Cash costs (257) (269) (92) (127) 12 (733) 45 (688)
By-products revenue 7 1 - 20 2 30 - 29
Total cash costs (250) (268) (92) (107) 14 (703) 45 (658)
Retrenchment costs (3) - - - - (4) - (4)
Rehabilitation and other non-cash costs (1) (3) - - - (4) - (5)
Amortisation of assets (74) (42) (6) (34) (2) (158) 2 (156)
Total production costs (329) (313) (98) (141) 11 (870) 47 (822)
Inventory change 6 3 - 4 - 13 - 13
Cost of sales (322) (310) (99) (137) 11 (856) 47 (810)
Adjusted gross profit (loss)
154
102
-
126
11
393
(34)
359
Unrealised non-hedge derivatives and other
commodity contracts
(158) (162) 10 (70) - (380) - (380)
Gross (loss) profit
(4)
(61)
10
56
11
13
(34)
(21)
Corporate and other income (costs) (2) 4 (1) (3) (52) (54) - (54)
Exploration - (3) (10) (23) (16) (52) - (52)
Intercompany transactions - (5) - - 6 - - -
Operating special items (8) (7) 6 (1) (2) (12) - (12)
Operating (loss) profit
(14)
(71)
5
29
(53)
(105)
(34)
(138)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (1) - 1 (18) (18) - (17)
Exchange (loss) gain - (3) - (2) 7 2 (2) -
Share of equity accounted investments
(loss) profit
- - - - (6) (6) 18 11
(Loss) profit before taxation (14) (75) 5 27 (70) (127) (17) (144)
Taxation 6 (44) 2 (28) 15 (50) 17 (33)
(Loss) profit for the period
(8)
(120)
6
(1)
(55)
(177)
-
(177)
Equity Shareholders (8) (123) 6 (5) (58) (187) - (187)
Non-controlling interests - 3 - 4 3 10 - 10
Operating (loss) profit (14) (71) 5 29 (53) (105) (34) (138) Operating (loss) profit (14) (71) 5 29 (53) (105) (34) (138)
Unrealised non-hedge derivatives and other
commodity contracts
158 162 (10) 70 - 380 - 380
Intercompany transactions - 5 - - (6) - - -
Operating special items 8 - (6) 1 2 5 - 5
Share of associates' EBIT - - - - (4) (4) 34 29
EBIT
152
96
(11)
100
(61)
276
-
276
Amortisation of assets 74 42 6 34 2 158 (2) 156
Share of associates' amortisation - - - - - - 2 2
EBITDA
225
139
(4)
133
(58)
435
-
435
(Loss) profit attributable to equity shareholders (8) (123) 6 (5) (58) (187) - (187)
Operating special items 8 - (6) 1 2 5 - 5
Share of associates' operating special items - - - - 2 2 - 2
Taxation on items above (1) (1) - - - (2) - (2)
Headline (loss) earnings
(1)
(123)
1
(4)
(54)
(181)
-
(181)
Unrealised non-hedge derivatives and other
commodity contracts
158 162 (10) 70 - 380 - 380
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(56) - 3 - - (53) - (53)
Fair value adjustment on option component
of convertible bond
- - - - (17) (17) - (17)
Adjusted headline earnings (loss)
101
39
(6)
65
(71)
129
-
129
Ore reserve development capital 62 10 5 11 - 89 - 89
Stay-in-business capital 28 19 3 21 1 73 (1) 72
Project capital 9 20 3 33 - 64 (13) 52
Total capital expenditure
99
50
11
65
1
226
(14)
212
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,444 - - - 3,444
Mined - 000 tons 2,074 589 165 439 3,268
Milled / Treated - 000 tons 1,877 561 144 505 3,087
Yield - oz/t 0.187 0.162 0.157 0.191 0.181
Gold produced - oz (000) 350 91 23 96 560
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,678 289 - - 2,967
Yield - oz/t 0.013 0.024 - - 0.014
Gold produced - oz (000) 34 7 - - 41
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 16,243 1,809 - 18,052
Mined - 000 tons - 32,530 4,287 7,122 43,939
Treated - 000 tons - 5,400 844 280 6,525
Stripping ratio - ratio - 4.07 5.04 24.60 4.93
Yield - oz/t - 0.046 0.108 0.178 0.060
Gold produced - oz (000) - 250 92 50 391
HEAP LEACH OPERATION
Mined
- 000 tons - 776 - 17,484 18,260
Placed - 000 tons - 335 - 5,680 6,015
Stripping ratio - ratio - 4.29 - 2.02 2.08
Yield - oz/t - 0.054 - 0.014 0.016
Gold placed - oz (000) - 18 - 80 99
Gold produced - oz (000) - 27 - 61 87
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 4.67 11.43 78.77 23.15 8.61
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED MARCH 2010
Subsidiaries' gold produced - oz (000) 384 292 114 207 997
Joint ventures' gold produced - oz (000) - 82 - - 82
Attributable gold produced - oz (000) 384 374 114 207 1,079
Minority gold produced - oz (000) - 13 - 24 37
Subsidiaries' gold sold - oz (000) 366 296 113 205 981
Joint ventures' gold sold - oz (000) - 80 - - 80
Attributable gold sold - oz (000) 366 376 113 205 1,061
Minority gold sold - oz (000) - 13 - 24 37
Spot price - $/oz 1,110 1,110 1,110 1,110 1,110
Price received - $/oz sold 1,011 1,027 1,001 1,008 1,015
Total cash costs - $/oz produced 626 630 931 416 619
Total production costs - $/oz produced 867 767 1,014 555 789
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
370 401 113 231 - 1,115 (89) 1,026
Cash costs (249) (244) (107) (120) 8 (712) 46 (666)
By-products revenue 9 1 - 13 (1) 23 - 22
Total cash costs (241) (243) (106) (107) 7 (689) 46 (644)
Retrenchment costs (6) - - (1) - (7) - (7)
Rehabilitation and other non-cash costs (1) (10) - - - (12) - (12)
Amortisation of assets (85) (42) (9) (33) (2) (172) 2 (169)
Total production costs (333) (295) (116) (141) 5 (880) 48 (832)
Inventory change 14 (1) (1) 13 - 25 (1) 24
Cost of sales (319) (297) (116) (128) 5 (854) 47 (807)
Adjusted gross profit (loss)
51
104
(3)
103
5
260
(42)
218
Unrealised non-hedge derivatives and other
commodity contracts
57 6 - 19 - 82 - 82
Gross profit (loss)
108
110
(3)
122
5
343
(42)
301
Corporate and other income (costs) (2) (5) - (8) (31) (48) - (48)
Exploration - (4) (8) (15) (11) (38) 1 (37)
Intercompany transactions - (4) (1) - 5 - - -
Operating special items (9) (15) - 1 - (23) - (23)
Operating profit (loss)
97
81
(11)
99
(32)
234
(41)
193
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (3) - - 27 24 - 24
Exchange gain (loss) - 1 - - 4 6 (1) 4
Share of equity accounted investments
(loss) profit
- - - - (4) (4) 25 22
Profit (loss) before taxation 97 79 (12) 100 (4) 260 (16) 244
Taxation (18) (35) - (38) - (92) 16 (76)
Profit for the period
78
44
(12)
62
(4)
168
-
168
Equity Shareholders 78 41 (12) 55 (6) 157 - 157
Non-controlling interests - 3 - 7 1 12 - 11
Operating profit (loss) 97 81 (11) 99 (32) 234 (41) 193 Operating profit (loss) 97 81 (11) 99 (32) 234 (41) 193
Unrealised non-hedge derivatives and other
commodity contracts
(57) (6) - (19) - (82) - (82)
Intercompany transactions - 4 1 - (5) - - -
Operating special items 4 9 - - - 12 - 12
Share of associates' EBIT - - - - (1) (1) 41 40
EBIT
44
88
(11)
80
(38)
163
-
163
Amortisation of assets 85 42 9 33 2 172 (2) 169
Share of associates' amortisation - - - - - - 2 2
EBITDA
129
129
(1)
113
(36)
334
-
334
Profit (loss) attributable to equity shareholders 78 41 (12) 55 (6) 157 - 157
Operating special items 4 9 - - - 12 - 12
Share of associates' operating special items - - - - 3 3 - 3
Taxation on items above (1) (2) - - - (3) - (3)
Headline earnings (loss)
82
47
(12)
55
(3)
169
-
169
Unrealised non-hedge derivatives and other
commodity contracts
(57) (6) - (19) - (82) - (82)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
22 - - - - 22 - 22
Fair value adjustment on option component of
convertible bond
- - - - (48) (48) - (48)
Adjusted headline earnings (loss)
47
41
(12)
35
(51)
61
-
61
Ore reserve development capital 54 7 4 12 - 77 - 77
Stay-in-business capital 16 9 2 13 2 41 (1) 40
Project capital 11 11 3 27 - 53 (1) 52
Total capital expenditure
81
27
9
52
2
171
(2)
169
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
3,622 - - - 3,622
Mined - 000 tons 2,092 575 269 477 3,412
Milled / Treated - 000 tons 1,961 602 189 458 3,210
Yield - oz/t 0.201 0.152 0.121 0.185 0.185
Gold produced - oz (000) 393 91 23 85 592
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 2,983 704 - - 3,687
Yield - oz/t 0.015 0.013 - - 0.014
Gold produced - oz (000) 44 9 - - 53
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 15,495 4,362 - 19,857
Mined - 000 tons - 31,761 10,145 6,479 48,385
Treated - 000 tons - 5,973 888 290 7,151
Stripping ratio - ratio - 5.09 8.28 22.42 6.35
Yield - oz/t - 0.046 0.080 0.190 0.056
Gold produced - oz (000) - 273 71 55 400
HEAP LEACH OPERATION
Mined
- 000 tons - 719 - 15,253 15,971
Placed - 000 tons - 312 - 5,415 5,727
Stripping ratio - ratio - 1.40 - 1.69 1.67
Yield - oz/t - 0.130 - 0.014 0.021
Gold placed - oz (000) - 40 - 78 119
Gold produced - oz (000) - 25 - 56 82
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.62 12.32 72.99 20.41 9.30
TOTAL
IMPERIAL OPERATING RESULTS
QUARTER ENDED JUNE 2009
Subsidiaries' gold produced - oz (000) 437 304 94 196 1,032
Joint ventures' gold produced - oz (000) - 95 - - 95
Attributable gold produced - oz (000) 437 399 94 196 1,127
Minority gold produced - oz (000) - 14 - 24 38
Subsidiaries' gold sold - oz (000) 449 269 98 190 1,006
Joint ventures' gold sold - oz (000) - 102 - - 102
Attributable gold sold - oz (000) 449 371 98 190 1,108
Minority gold sold - oz (000) - 9 - 22 31
Spot price - $/oz 924 924 924 924 924
Price received - $/oz sold 894 886 892 927 897
Total cash costs - $/oz produced 436 569 512 335 472
Total production costs - $/oz produced 582 674 613 464 598
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
401 337 88 191 - 1,017 (95) 923
Cash costs (205) (235) (48) (106) 8 (586) 45 (542)
By-products revenue 15 1 - 12 1 30 - 30
Total cash costs (191) (233) (48) (93) 9 (557) 45 (512)
Retrenchment costs (2) (3) - - - (5) - (5)
Rehabilitation and other non-cash costs (1) (1) - (2) - (4) - (4)
Amortisation of assets (60) (39) (9) (26) (2) (136) 5 (131)
Total production costs (254) (276) (58) (121) 7 (702) 50 (652)
Inventory change (5) 19 (2) 20 - 32 2 34
Cost of sales (259) (258) (59) (101) 7 (670) 52 (617)
Adjusted gross profit
142
79
28
91
7
347
(42)
305
Unrealised non-hedge derivatives and other
commodity contracts
86 44 (58) 10 - 82 - 82
Gross profit (loss)
227 123 (29) 101 7 429 (42) 387
Corporate and other income (costs) (2) (2) - (6) (35) (45) - (45)
Exploration - (2) (6) (15) (7) (30) 1 (29)
Intercompany transactions - (216) (5) - 221 - - -
Operating special items (4) - 104 1 (11) 91 1 92
Operating profit (loss)
221
(96)
63
81
176
445
(39)
406
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (2) - (2) (39) (43) - (43)
Exchange gain (loss) - 61 - (3) (22) 35 1 36
Share of equity accounted investments
(loss) profit
- - - (3) (2) (5) 23 19
Profit (loss) before taxation 222 (37) 63 73 112 432 (15) 418
Taxation (45) (36) (40) 7 (14) (128) 15 (113)
Profit (loss) for the period
177
(73)
23
79
98
305
-
305
Equity Shareholders 177 (75) 23 72 103 299 - 299
Non-controlling interests - 2 - 8 (4) 5 - 5
Operating profit (loss) 221 (96) 63 81 176 445 (39) 406 Operating profit (loss) 221 (96) 63 81 176 445 (39) 406
Unrealised non-hedge derivatives and other
commodity contracts
(86) (44) 58 (10) - (82) - (82)
Intercompany transactions - 216 5 - (221) - - -
Operating special items 3 - (104) (1) (4) (106) - (106)
Share of associates' EBIT - - - (3) (1) (4) 39 35
EBIT
139
76
22
67
(51)
253
-
253
Amortisation of assets 60 39 9 26 2 136 (5) 131
Share of associates' amortisation - - - - - - 5 5
EBITDA
199
115
31
93
(49)
390
-
390
Profit (loss) attributable to equity shareholders 177 (75) 23 72 103 299 - 299
Operating special items 3 - (104) (1) (4) (106) - (106)
Taxation on items above (1) - 25 (3) - 21 - 21
Headline earnings (loss)
179
(76)
(56)
69
100
215
-
215
Unrealised non-hedge derivatives and other
commodity contracts
(86) (44) 58 (10) - (82) - (82)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
30 - (17) 5 - 18 - 18
Fair value adjustment on option component
of convertible bond
- - - - 15 15 - 15
Adjusted headline earnings (loss)
124
(119)
(16)
64
115
167
-
167
Ore reserve development capital 59 7 6 11 - 83 - 83
Stay-in-business capital 14 22 4 15 2 57 (4) 53
Project capital 16 15 55 35 - 121 - 121
Total capital expenditure
88
44
66
61
2
261
(4)
257
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
6,813 - - - 6,813
Mined - 000 tons 4,138 1,098 352 937 6,525
Milled / Treated - 000 tons 3,842 1,045 253 1,002 6,143
Yield - oz/t 0.197 0.156 0.134 0.183 0.185
Gold produced - oz (000) 757 163 34 184 1,138
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 5,519 549 - - 6,068
Yield - oz/t 0.013 0.022 - - 0.014
Gold produced - oz (000) 74 12 - - 86
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 32,568 3,262 - 35,829
Mined - 000 tons - 63,995 7,713 15,573 87,281
Treated - 000 tons - 11,706 1,734 589 14,029
Stripping ratio - ratio - 3.83 5.60 25.09 4.81
Yield - oz/t - 0.045 0.096 0.171 0.057
Gold produced - oz (000) - 528 167 101 796
HEAP LEACH OPERATION
Mined
- 000 tons - 2,280 - 34,336 36,616
Placed - 000 tons - 697 - 11,292 11,989
Stripping ratio - ratio - 6.13 - 2.03 2.14
Yield - oz/t - 0.042 - 0.014 0.016
Gold placed - oz (000) - 29 - 159 188
Gold produced - oz (000) - 41 - 143 185
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.16 11.33 68.77 23.46 8.88
TOTAL
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2010
Subsidiaries' gold produced - oz (000) 832 596 201 428 2,056
Joint ventures' gold produced - oz (000) - 149 - - 149
Attributable gold produced - oz (000) 832 745 201 428 2,205
Minority gold produced - oz (000) - 25 - 46 71
Subsidiaries' gold sold - oz (000) 803 587 204 427 2,020
Joint ventures' gold sold - oz (000) - 148 - - 148
Attributable gold sold - oz (000) 803 735 204 427 2,168
Minority gold sold - oz (000) - 25 - 46 71
Spot price - $/oz 1,154 1,154 1,154 1,154 1,154
Price received - $/oz sold 1,054 1,067 1,039 1,049 1,056
Total cash costs - $/oz produced 590 666 988 416 618
Total production costs - $/oz produced 796 795 1,067 553 774
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2010 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
846 813 212 493 - 2,364 (170) 2,195
Cash costs (507) (513) (199) (247) 20 (1,445) 91 (1,354)
By-products revenue 16 2 - 33 1 52 - 52
Total cash costs (491) (511) (198) (214) 21 (1,393) 91 (1,302)
Retrenchment costs (9) - - (1) - (11) - (10)
Rehabilitation and other non-cash costs (3) (13) - - - (16) - (16)
Amortisation of assets (159) (84) (16) (67) (4) (330) 4 (325)
Total production costs (662) (608) (214) (282) 17 (1,749) 95 (1,654)
Inventory change 21 1 (1) 17 - 38 (1) 37
Cost of sales (641) (607) (215) (265) 17 (1,711) 94 (1,617)
Adjusted gross profit (loss)
205
206
(3)
228
17
653
(76)
578
Unrealised non-hedge derivatives and other
commodity contracts
(101) (156) 10 (51) - (297) - (297)
Gross profit
104
50
7
178
17
356
(76)
280
Corporate and other income (costs) (4) (1) (1) (11) (84) (102) - (102)
Exploration - (7) (18) (37) (27) (90) 1 (89)
Intercompany transactions - (9) (1) (1) 11 - - -
Operating special items (17) (22) 6 - (2) (35) - (35)
Operating profit (loss)
83
10
(7)
128
(85)
129
(74)
55
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (3) - 1 9 7 1 7
Exchange (loss) gain - (2) - (2) 12 8 (2) 5
Share of equity accounted investments
(loss) profit
- - - - (10) (10) 43 33
Profit (loss) before taxation 83 4 (7) 127 (74) 134 (33) 100
Taxation (12) (80) 1 (66) 15 (142) 33 (109)
Profit (loss) for the period
71
(75)
(6)
61
(60)
(9)
-
(9)
Equity Shareholders 71 (82) (6) 50 (64) (30) - (30)
Non-controlling interests - 6 - 11 4 21 - 21
O ti fit (l ) 83 10 (7) 128 (85) 129 (74) 55 Operating profit (loss) 83 10 (7) 128 (85) 129 (74) 55
Unrealised non-hedge derivatives and other
commodity contracts
101 156 (10) 51 - 297 - 297
Intercompany transactions - 9 1 1 (11) - - -
Operating special items 12 9 (6) - 2 18 - 18
Share of associates' EBIT - - - - (5) (5) 75 69
EBIT
196
184
(22)
180
(99)
439
-
439
Amortisation of assets 159 84 16 67 4 330 (4) 325
Share of associates' amortisation - - - - - - 4 4
EBITDA
355
268
(6)
246
(95)
769
-
769
Profit (loss) attributable to equity shareholders 71 (82) (6) 50 (64) (30) - (30)
Operating special items 12 9 (6) - 2 18 - 18
Share of associates' operating special items - - - - 5 5 - 5
Taxation on items above (2) (3) - - - (4) - (4)
Headline earnings (loss)
81
(75)
(11)
50
(57)
(12)
-
(12)
Unrealised non-hedge derivatives and other
commodity contracts
101 156 (10) 51 - 297 - 297
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(34) - 3 - - (31) - (31)
Fair value adjustment on option component
of convertible bond
- - - - (64) (64) - (64)
Adjusted headline earnings (loss)
148
80
(18)
101
(121)
190
-
190
Ore reserve development capital 116 17 9 23 - 166 - 166
Stay-in-business capital 44 28 5 34 3 114 (2) 112
Project capital 20 32 6 60 - 117 (14) 103
Total capital expenditure
180
77
19
117
3
397
(16)
381
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 ft
2
7,445 - - - 7,445
Mined - 000 tons 4,270 1,117 427 929 6,743
Milled / Treated - 000 tons 4,001 1,221 429 902 6,553
Yield - oz/t 0.202 0.141 0.134 0.178 0.183
Gold produced - oz (000) 809 172 57 161 1,199
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tons 5,768 1,517 - - 7,284
Yield - oz/t 0.016 0.014 - - 0.015
Gold produced - oz (000) 91 21 - - 112
OPEN-PIT OPERATION
Volume mined
- 000 bcy - 31,360 9,354 - 40,714
Mined - 000 tons - 64,219 21,734 12,424 98,377
Treated - 000 tons - 11,278 1,665 531 13,475
Stripping ratio - ratio - 4.53 8.92 22.23 5.86
Yield - oz/t - 0.047 0.081 0.195 0.057
Gold produced - oz (000) - 528 134 104 766
HEAP LEACH OPERATION
Mined
- 000 tons - 1,754 - 29,520 31,274
Placed - 000 tons - 610 - 11,295 11,905
Stripping ratio - ratio - 2.09 - 1.57 1.59
Yield - oz/t - 0.105 - 0.014 0.019
Gold placed - oz (000) - 64 - 158 222
Gold produced - oz (000) - 39 - 114 153
PRODUCTIVITY PER EMPLOYEE
Actual
- oz 5.78 11.95 73.53 20.11 9.27
TOTAL
IMPERIAL OPERATING RESULTS
SIX MONTHS ENDED JUNE 2009
Subsidiaries' gold produced - oz (000) 900 576 192 378 2,046
Joint ventures' gold produced - oz (000) - 184 - - 184
Attributable gold produced - oz (000) 900 760 192 378 2,230
Minority gold produced - oz (000) - 28 - 38 67
Subsidiaries' gold sold - oz (000) 871 539 193 366 1,968
Joint ventures' gold sold - oz (000) - 187 - - 187
Attributable gold sold - oz (000) 871 726 193 366 2,155
Minority gold sold - oz (000) - 22 - 38 61
Spot price - $/oz 916 916 916 916 916
Price received - $/oz sold 878 871 872 893 878
Total cash costs - $/oz produced 388 576 554 341 458
Total production costs - $/oz produced 526 681 673 469 583
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2009 $'m
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
765 653 168 353 - 1,939 (171) 1,769
Cash costs (375) (453) (107) (203) 18 (1,119) 79 (1,040)
By-products revenue 26 2 - 22 1 51 - 51
Total cash costs (349) (451) (106) (181) 19 (1,069) 79 (989)
Retrenchment costs (4) (3) - - - (6) - (6)
Rehabilitation and other non-cash costs (2) (3) (4) (2) - (10) - (10)
Amortisation of assets (119) (75) (19) (52) (3) (269) 10 (259)
Total production costs (473) (532) (129) (235) 16 (1,354) 90 (1,264)
Inventory change 14 22 (1) 43 - 78 1 79
Cost of sales (460) (511) (130) (192) 16 (1,277) 92 (1,185)
Adjusted gross profit
305
142
38
162
16
663
(79)
584
Unrealised non-hedge derivatives and other
commodity contracts
35 (32) (63) (26) - (86) - (86)
Gross profit (loss)
340
110
(25)
136
16
577
(79)
498
Corporate and other income (costs) (5) (6) - (12) (66) (88) - (88)
Exploration - (6) (12) (25) (10) (53) 2 (51)
Intercompany transactions - (221) (10) (1) 231 - - -
Operating special items (10) - 104 2 (11) 85 1 86
Operating profit (loss)
325
(122)
57
100
160
521
(76)
445
Net finance (costs) income, unwinding of
obligations and fair value adjustments
1 (3) (1) (3) (53) (59) - (58)
Exchange gain (loss) - 61 - (2) (23) 36 1 38
Share of equity accounted investments
(loss) profit
- - - (3) (3) (6) 47 41
Profit (loss) before taxation 326 (64) 57 92 81 493 (27) 465
Taxation (69) (59) (35) (6) (10) (179) 27 (152)
Profit (loss) for the period
258
(123)
22
86
71
313
-
313
Equity Shareholders 258 (128) 22 75 73 299 - 299
Non-controlling interests - 5 - 11 (2) 14 - 14
O ti fit (l ) 325 (122) 57 100 160 521 (76) 445 Operating profit (loss) 325 (122) 57 100 160 521 (76) 445
Unrealised non-hedge derivatives and other
commodity contracts
(35) 32 63 26 - 86 - 86
Intercompany transactions - 221 10 1 (231) - - -
Operating special items 4 - (104) (2) (4) (106) - (106)
Share of associates' EBIT - - - (3) (2) (5) 76 71
EBIT
294
130
26
123
(77)
496
-
496
Amortisation of assets 119 75 19 52 3 269 (10) 259
Share of associates' amortisation - - - - - - 10 10
EBITDA
413
206
45
175
(74)
765
-
765
Profit (loss) attributable to equity shareholders 258 (128) 22 75 73 299 - 299
Operating special items 4 - (104) (2) (4) (106) - (106)
Share of associates' operating special items - - - - 1 1 - 1
Taxation on items above (1) - 25 (2) - 22 - 22
Headline earnings (loss)
260
(129)
(58)
71
70
215
-
215
Unrealised non-hedge derivatives and
other commodity contracts
(35) 32 63 26 - 86 - 86
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
13 - (19) 6 - - - -
Fair value adjustment on option component
of convertible bond
- - - - 15 15 - 15
Adjusted headline earnings (loss)
239
(97)
(13)
103
85
317
-
317
Ore reserve development capital 107 19 11 17 - 154 - 154
Stay-in-business capital 21 35 5 26 3 90 (3) 87
Project capital 28 30 145 55 - 258 - 258
Total capital expenditure
156
84
161
98
3
502
(3)
499
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
313 - - - 313
Mined - 000 tonnes 1,872 461 169 452 2,955
Milled / Treated - 000 tonnes 1,783 439 99 451 2,772
Yield - g/t 7.10 5.12 3.53 6.01 6.49
Gold produced - kg 12,665 2,249 349 2,710 17,973
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,577 236 - - 2,813
Yield - g/t 0.49 0.67 - - 0.50
Gold produced - kg 1,253 158 - - 1,411
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 12,481 1,111 - 13,591
Mined - 000 tonnes - 28,545 3,108 7,666 39,320
Treated - 000 tonnes - 5,721 807 280 6,808
Stripping ratio - ratio - 3.60 6.47 25.52 4.69
Yield - g/t - 1.52 2.90 5.68 1.85
Gold produced - kg - 8,668 2,343 1,593 12,604
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,364 - 15,288 16,653
Placed - 000 tonnes - 328 - 5,091 5,419
Stripping ratio - ratio - 7.70 - 2.04 2.21
Yield - g/t - 1.04 - 0.48 0.51
Gold placed - kg - 340 - 2,427 2,767
Gold produced - kg - 450 - 2,573 3,023
PRODUCTIVITY PER EMPLOYEE
Actual
- g 176 349 1,832 739 285
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2010
Subsidiaries' gold produced - kg 13,919 9,430 2,692 6,876 32,916
Joint ventures' gold produced - kg - 2,095 - - 2,095
Attributable gold produced - kg 13,919 11,525 2,692 6,876 35,011
Minority gold produced - kg - 371 - 687 1,058
Subsidiaries' gold sold - kg 13,581 9,047 2,837 6,877 32,341
Joint ventures' gold sold - kg - 2,106 - - 2,106
Attributable gold sold - kg 13,581 11,153 2,837 6,877 34,447
Minority gold sold - kg - 371 - 682 1,053
Spot price - R/kg 290,579 290,579 290,579 290,579 290,579
Price received - R/kg sold 264,841 269,178 261,744 263,918 265,806
Total cash costs - R/kg produced 135,419 170,075 257,247 100,619 149,365
Total production costs - R/kg produced 177,715 199,265 275,057 133,519 183,891
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,597 3,109 742 1,983 - 9,432 (609) 8,822
Cash costs (1,937) (2,024) (694) (958) 92 (5,521) 343 (5,178)
By-products revenue 53 8 2 149 13 224 (1) 223
Total cash costs (1,885) (2,016) (692) (808) 105 (5,297) 342 (4,955)
Retrenchment costs (23) - - (3) - (27) - (26)
Rehabilitation and other non-cash costs (11) (22) - - - (33) (3) (36)
Amortisation of assets (554) (320) (48) (253) (17) (1,193) 16 (1,176)
Total production costs (2,474) (2,358) (740) (1,065) 88 (6,549) 356 (6,193)
Inventory change 45 17 (1) 32 - 93 1 94
Cost of sales (2,428) (2,342) (741) (1,033) 88 (6,456) 357 (6,099)
Adjusted gross profit
1,168
768
1
950
88
2,975
(253)
2,723
Unrealised non-hedge derivatives and other
commodity contracts
(1,182) (1,201) 75 (514) - (2,822) - (2,822)
Gross (loss) profit
(14)
(433)
76
436
89
154
(253)
(99)
Corporate and other income (costs) (14) 31 (6) (24) (395) (407) (1) (408)
Exploration (1) (22) (78) (171) (119) (391) - (391)
Intercompany transactions - (37) (2) (3) 42 - - -
Operating special items (61) (51) 46 (8) (16) (89) - (89)
Operating (loss) profit
(90)
(512)
36
231
(399)
(733)
(253)
(986)
Net finance (costs) income, unwinding of
obligations and fair value adjustments
2 (4) 2 6 (133) (127) 3 (124)
Exchange (loss) gain - (27) - (17) 57 13 (14) (1)
Share of equity accounted investments
(loss) profit
- - - - (47) (47) 136 89
(Loss) profit before taxation (87) (542) 38 219 (522) (894) (128) (1,022)
Taxation 38 (334) 12 (218) 109 (393) 128 (264)
(Loss) profit for the period
(49)
(876)
50
1
(413)
(1,286)
-
(1,286)
Equity Shareholders (49) (899) 50 (27) (435) (1,360) - (1,360)
Non-controlling interests - 23 - 29 22 74 - 74
O ti (l ) fit (90) (512) 36 231 (399) (733) (253) (986) Operating (loss) profit (90) (512) 36 231 (399) (733) (253) (986)
Unrealised non-hedge derivatives and other
commodity contracts
1,182 1,201 (75) 514 - 2,822 - 2,822
Intercompany transactions - 37 2 3 (42) - - -
Operating special items 61 3 (46) 7 16 42 - 41
Share of associates' EBIT - - - - (33) (33) 253 221
EBIT
1,154
729
(83)
755
(458)
2,097
-
2,097
Amortisation of assets 554 320 48 253 17 1,193 (16) 1,176
Share of associates' amortisation - - - - - - 16 16
EBITDA
1,708
1,050
(35)
1,008
(441)
3,290
-
3,290
(Loss) profit attributable to equity shareholders (49) (899) 50 (27) (435) (1,360) - (1,360)
Operating special items 61 3 (46) 7 16 42 - 41
Share of associates' operating special items - - - - 15 15 - 15
Taxation on items above (7) (6) 2 (1) - (11) - (11)
Headline earnings (loss)
5
(901)
7
(22)
(405)
(1,315)
-
(1,315)
Unrealised non-hedge derivatives and
other commodity contracts
1,182 1,201 (75) 514 - 2,822 - 2,822
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(420) - 23 - - (398) - (398)
Fair value adjustment on option component
of convertible bond
- - - - (129) (129) - (129)
Adjusted headline earnings (loss)
767
299
(46)
492
(533)
980
-
980
Ore reserve development capital 467 79 36 85 - 667 - 667
Stay-in-business capital 212 146 25 160 8 551 (8) 544
Project capital 66 153 19 246 - 484 (95) 389
Total capital expenditure
746
377
81
491
8
1,703
(102)
1,600
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
320 - - - 320
Mined - 000 tonnes 1,882 535 150 398 2,965
Milled / Treated - 000 tonnes 1,703 509 131 458 2,801
Yield - g/t 6.40 5.54 5.38 6.54 6.22
Gold produced - kg 10,891 2,821 704 2,998 17,414
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,430 262 - - 2,692
Yield - g/t 0.44 0.83 - - 0.47
Gold produced - kg 1,058 218 - - 1,276
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 12,418 1,383 - 13,801
Mined - 000 tonnes - 29,511 3,889 6,461 39,861
Treated - 000 tonnes - 4,899 766 254 5,919
Stripping ratio - ratio - 4.07 5.04 24.60 4.93
Yield - g/t - 1.59 3.72 6.09 2.05
Gold produced - kg - 7,764 2,848 1,549 12,161
HEAP LEACH OPERATION
Mined
- 000 tonnes - 704 - 15,861 16,565
Placed - 000 tonnes - 304 - 5,153 5,457
Stripping ratio - ratio - 4.29 - 2.02 2.08
Yield - g/t - 1.86 - 0.49 0.56
Gold placed - kg - 565 - 2,503 3,068
Gold produced - kg - 840 - 1,883 2,723
PRODUCTIVITY PER EMPLOYEE
Actual
- g 145 355 2,450 720 268
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED MARCH 2010
Subsidiaries' gold produced - kg 11,949 9,095 3,552 6,431 31,026
Joint ventures' gold produced - kg - 2,548 - - 2,548
Attributable gold produced - kg 11,949 11,643 3,552 6,431 33,574
Minority gold produced - kg - 400 - 745 1,145
Subsidiaries' gold sold - kg 11,383 9,225 3,515 6,391 30,515
Joint ventures' gold sold - kg - 2,484 - - 2,484
Attributable gold sold - kg 11,383 11,709 3,515 6,391 32,999
Minority gold sold - kg - 395 - 745 1,141
Spot price - R/kg 267,578 267,578 267,578 267,578 267,578
Price received - R/kg sold 244,200 247,821 240,990 242,808 244,873
Total cash costs - R/kg produced 151,186 151,942 224,450 100,373 149,431
Total production costs - R/kg produced 209,205 185,017 244,516 134,018 190,374
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED MARCH 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
2,780 3,008 847 1,730 - 8,364 (667) 7,698
Cash costs (1,871) (1,832) (799) (899) 61 (5,340) 341 (4,999)
By-products revenue 65 8 1 98 (4) 168 (1) 166
Total cash costs (1,806) (1,824) (797) (801) 57 (5,172) 340 (4,832)
Retrenchment costs (46) - - (6) - (52) - (52)
Rehabilitation and other non-cash costs (10) (77) - - - (87) 1 (86)
Amortisation of assets (638) (313) (71) (249) (15) (1,287) 16 (1,271)
Total production costs (2,500) (2,215) (869) (1,057) 41 (6,599) 357 (6,242)
Inventory change 107 (12) (3) 97 - 189 (8) 182
Cost of sales (2,393) (2,226) (872) (959) 41 (6,409) 349 (6,060)
Adjusted gross profit (loss)
387
781
(25)
771
41
1,955
(317)
1,638
Unrealised non-hedge derivatives and other
commodity contracts
410 34 1 138 - 583 - 583
Gross profit (loss)
797
815
(24)
909
41
2,538
(317)
2,221
Corporate and other income (costs) (18) (41) - (61) (237) (357) - (357)
Exploration (2) (31) (58) (110) (86) (287) 9 (277)
Intercompany transactions - (32) (5) (2) 38 - - -
Operating special items (64) (115) - 5 1 (174) - (174)
Operating profit (loss)
713
596
(87)
740
(242)
1,720
(307)
1,413
Net finance (costs) income, unwinding of
obligations and fair value adjustments
(2) (21) (1) 3 201 181 1 182
Exchange gain - 9 - 3 32 44 (6) 38
Share of equity accounted investments
(loss) profit
- - - - (26) (26) 190 163
Profit (loss) before taxation 711 584 (87) 746 (35) 1,918 (123) 1,796
Taxation (133) (265) (4) (281) 1 (680) 123 (558)
Profit (loss) for the period
578
319
(91)
465
(34)
1,238
-
1,238
Equity Shareholders 578 295 (91) 410 (43) 1,150 - 1,150
Non-controlling interests - 24 - 55 9 88 - 88
O ti fit (l ) 713 596 (87) 740 (242) 1 720 (307) 1 413 Operating profit (loss) 713 596 (87) 740 (242) 1,720 (307) 1,413
Unrealised non-hedge derivatives and other
commodity contracts
(410) (34) (1) (138) - (583) - (583)
Intercompany transactions - 32 5 2 (38) - - -
Operating special items 31 65 - (4) (1) 92 - 92
Share of associates' EBIT - - - - (5) (5) 307 302
EBIT
334
659
(83)
600
(287)
1,224
-
1,224
Amortisation of assets 638 313 71 249 15 1,287 (16) 1,271
Share of associates' amortisation - - - - - - 16 16
EBITDA
971
973
(11)
849
(271)
2,511
-
2,511
Profit (loss) attributable to equity shareholders 578 295 (91) 410 (43) 1,150 - 1,150
Operating special items 31 65 - (4) (1) 92 - 92
Share of associates' operating special items - - - - 20 20 - 20
Taxation on items above (5) (16) - 1 - (21) - (21)
Headline earnings (loss)
604
344
(90)
407
(24)
1,241
-
1,241
Unrealised non-hedge derivatives and
other commodity contracts
(410) (34) (1) (138) - (583) - (583)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
160 - - - - 160 - 160
Fair value adjustment on option component
of convertible bond
- - - - (356) (356) - (356)
Adjusted headline earnings (loss)
354
310
(91)
269
(380)
463
-
463
Ore reserve development capital 407 51 30 91 - 579 - 579
Stay-in-business capital 119 67 13 96 11 306 (5) 301
Project capital 85 85 23 205 - 398 (11) 387
Total capital expenditure
610
204
65
393
11
1,283
(16)
1,267
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Area mined
- 000 m
2
336 - - - 336
Mined - 000 tonnes 1,898 521 244 433 3,096
Milled / Treated - 000 tonnes 1,779 546 172 416 2,912
Yield - g/t 6.88 5.20 4.14 6.34 6.33
Gold produced - kg 12,235 2,841 711 2,637 18,424
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 2,706 639 - - 3,345
Yield - g/t 0.51 0.45 - - 0.49
Gold produced - kg 1,366 287 - - 1,653
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 11,846 3,335 - 15,181
Mined - 000 tonnes - 28,813 9,203 5,878 43,894
Treated - 000 tonnes - 5,419 805 263 6,487
Stripping ratio - ratio - 5.09 8.28 22.42 6.35
Yield - g/t - 1.57 2.75 6.53 1.92
Gold produced - kg - 8,497 2,217 1,715 12,430
HEAP LEACH OPERATION
Mined
- 000 tonnes - 652 - 13,837 14,489
Placed - 000 tonnes - 283 - 4,912 5,195
Stripping ratio - ratio - 1.40 - 1.69 1.67
Yield - g/t - 4.45 - 0.50 0.71
Gold placed - kg - 1,258 - 2,435 3,692
Gold produced - kg - 790 - 1,753 2,543
PRODUCTIVITY PER EMPLOYEE
Actual
- g 175 383 2,270 635 289
TOTAL
METRIC OPERATING RESULTS
QUARTER ENDED JUNE 2009
Subsidiaries' gold produced - kg 13,601 9,455 2,928 6,105 32,090
Joint ventures' gold produced - kg - 2,960 - - 2,960
Attributable gold produced - kg 13,601 12,415 2,928 6,105 35,050
Minority gold produced - kg - 439 - 749 1,188
Subsidiaries' gold sold - kg 13,956 8,376 3,054 5,897 31,283
Joint ventures' gold sold - kg - 3,176 - - 3,176
Attributable gold sold - kg 13,956 11,552 3,054 5,897 34,459
Minority gold sold - kg - 274 - 684 958
Spot price - R/kg 249,214 249,214 249,214 249,214 249,214
Price received - R/kg sold 240,921 239,552 240,452 247,670 241,505
Total cash costs - R/kg produced 118,315 154,345 138,549 90,488 127,956
Total production costs - R/kg produced 157,604 182,802 165,872 125,214 161,909
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
QUARTER ENDED JUNE 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
investments
Total group
Gold income received
(1)
3,362 2,835 734 1,588 - 8,519 (796) 7,723
Cash costs (1,730) (1,981) (407) (889) 64 (4,944) 376 (4,567)
By-products revenue 121 11 1 104 8 245 - 244
Total cash costs (1,609) (1,970) (406) (785) 71 (4,699) 376 (4,323)
Retrenchment costs (21) (21) - - - (42) 2 (40)
Rehabilitation and other non-cash costs (8) (13) - (13) - (33) 1 (32)
Amortisation of assets (505) (327) (80) (216) (16) (1,145) 46 (1,099)
Total production costs (2,144) (2,330) (486) (1,014) 55 (5,919) 424 (5,495)
Inventory change (45) 152 (14) 171 - 264 18 282
Cost of sales (2,188) (2,178) (500) (843) 55 (5,655) 442 (5,212)
Adjusted gross profit
1,174
657
234
745
54
2,864
(353)
2,511
Unrealised non-hedge derivatives and other
commodity contracts
677 278 (467) 53 - 540 - 540
Gross profit (loss)
1,851
934
(233)
797
55
3,404
(353)
3,051
Corporate and other income (costs) (20) (14) (1) (49) (291) (376) - (376)
Exploration - (15) (53) (124) (62) (255) 12 (243)
Intercompany transactions - (1,923) (43) (4) 1,969 - - -
Operating special items (29) 1 836 8 (87) 729 10 739
Operating profit (loss)
1,801
(1,016)
506
628
1,584
3,502
(331)
3,171
Net finance (costs) income, unwinding of
obligations and fair value adjustments
2 (14) (4) (14) (324) (353) 1 (353)
Exchange gain (loss) - 506 - (26) (203) 277 8 285
Share of equity accounted investments
(loss) profit
- - - (23) (14) (37) 197 160
Profit (loss) before taxation 1,803 (524) 502 565 1,043 3,389 (125) 3,263
Taxation (359) (300) (326) 58 (114) (1,041) 125 (915)
Profit (loss) for the period
1,445
(824)
175
623
929
2,348
-
2,348
Equity Shareholders 1,445 (840) 175 560 964 2,304 - 2,304
Non-controlling interests - 16 - 63 (35) 44 - 44
O ti fit (l ) 1 801 (1 016) 506 628 1 584 3 502 (331) 3 171 Operating profit (loss) 1,801 (1,016) 506 628 1,584 3,502 (331) 3,171
Unrealised non-hedge derivatives and
other commodity contracts
(677) (278) 467 (53) - (540) - (540)
Intercompany transactions - 1,923 43 4 (1,969) - - -
Operating special items 26 (1) (836) (6) (28) (846) - (846)
Share of associates' EBIT - - - (23) (11) (34) 331 297
EBIT
1,150
627
180
551
(425)
2,082
-
2,082
Amortisation of assets 505 327 80 216 16 1,145 (46) 1,099
Share of associates' amortisation - - - - - - 46 46
EBITDA
1,655
955
260
767
(409)
3,228
-
3,228
Profit (loss) attributable to equity shareholders 1,445 (840) 175 560 964 2,304 - 2,304
Operating special items 26 (1) (836) (6) (28) (846) - (846)
Share of associates' operating special items - - - - 3 3 - 3
Taxation on items above (8) - 200 (22) - 169 - 169
Headline earnings (loss)
1,462
(842)
(461)
533
939
1,631
-
1,631
Unrealised non-hedge derivatives and
other commodity contracts
(677) (278) 467 (53) - (540) - (540)
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
238 - (140) 46 - 144 - 144
Fair value adjustment on option component
of convertible bond
- - - - 123 123 - 123
Adjusted headline earnings (loss)
1,023
(1,119)
(134)
526
1,062
1,359
-
1,359
Ore reserve development capital 509 54 55 97 - 714 - 714
Stay-in-business capital 119 194 39 130 17 499 (37) 462
Project capital 135 127 444 309 - 1,015 (1) 1,013
Total capital expenditure
763
374
538
536
17
2,228
(38)
2,189
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
633 - - - 633
Mined - 000 tonnes 3,754 996 319 850 5,919
Milled / Treated - 000 tonnes 3,486 948 230 909 5,572
Yield - g/t 6.76 5.35 4.59 6.28 6.35
Gold produced - kg 23,556 5,070 1,053 5,708 35,387
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 5,007 498 - - 5,505
Yield - g/t 0.46 0.76 - - 0.49
Gold produced - kg 2,311 376 - - 2,687
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 24,899 2,494 - 27,392
Mined - 000 tonnes - 58,056 6,997 14,128 79,180
Treated - 000 tonnes - 10,619 1,573 535 12,727
Stripping ratio - ratio - 3.83 5.60 25.09 4.81
Yield - g/t - 1.55 3.30 5.88 1.95
Gold produced - kg - 16,433 5,191 3,142 24,765
HEAP LEACH OPERATION
Mined
- 000 tonnes - 2,068 - 31,149 33,218
Placed - 000 tonnes - 632 - 10,244 10,876
Stripping ratio - ratio - 6.13 - 2.03 2.14
Yield - g/t - 1.43 - 0.48 0.54
Gold placed - kg - 904 - 4,930 5,835
Gold produced - kg - 1,290 - 4,457 5,747
PRODUCTIVITY PER EMPLOYEE
Actual
- g 160 352 2,139 730 276
TOTAL
k 25 867 18 525 6 244 13 306 63 943
METRIC OPERATING RESULTS
SIX MONTHS ENDED JUNE 2010
Subsidiaries' gold produced - kg 25,867 13,306 63,943
Joint ventures' gold produced - kg - 4,643 - - 4,643
Attributable gold produced - kg 25,867 23,168 6,244 13,306 68,586
Minority gold produced - kg - 771 - 1,432 2,202
Subsidiaries' gold sold - kg 24,964 18,273 6,351 13,268 62,856
Joint ventures' gold sold - kg - 4,590 - - 4,590
Attributable gold sold - kg 24,964 22,863 6,351 13,268 67,446
Minority gold sold - kg - 766 - 1,427 2,193
Spot price - R/kg 278,985 278,985 278,985 278,985 278,985
Price received - R/kg sold 255,429 258,240 250,259 253,749 255,564
Total cash costs - R/kg produced 142,702 160,963 238,588 100,500 149,397
Total production costs - R/kg produced 192,261 192,105 257,682 133,761 187,065
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2010 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
6,377 6,117 1,589 3,713 - 17,796 (1,276) 16,520
Cash costs (3,809) (3,856) (1,493) (1,857) 153 (10,861) 684 (10,177)
By-products revenue 117 16 3 247 9 392 (3) 390
Total cash costs (3,691) (3,840) (1,490) (1,610) 162 (10,469) 682 (9,787)
Retrenchment costs (69) (1) - (9) - (79) 1 (78)
Rehabilitation and other non-cash costs (21) (99) - - - (120) (2) (122)
Amortisation of assets (1,192) (634) (119) (503) (32) (2,480) 32 (2,448)
Total production costs (4,973) (4,573) (1,609) (2,121) 129 (13,148) 713 (12,435)
Inventory change 152 5 (4) 129 - 282 (7) 275
Cost of sales (4,822) (4,568) (1,613) (1,992) 129 (12,866) 706 (12,159)
Adjusted gross profit (loss)
1,555
1,549
(24)
1,721
129
4,930
(570)
4,360
Unrealised non-hedge derivatives and other
commodity contracts
(772) (1,167) 76 (376) - (2,239) - (2,239)
Gross profit
783
382
53
1,345
129
2,692
(570)
2,122
Corporate and other income (costs) (32) (10) (6) (85) (632) (764) (1) (765)
Exploration (3) (53) (136) (281) (204) (678) 10 (668)
Intercompany transactions - (68) (7) (5) 80 - - -
Operating special items (125) (165) 46 (3) (15) (263) - (262)
Operating profit (loss)
623
85
(50)
971
(641)
987
(561)
427
Net finance (costs) income, unwinding of
obligations and fair value adjustments
- (25) 1 9 69 54 4 58
Exchange (loss) gain - (18) - (15) 89 56 (20) 36
Share of equity accounted investments
(loss) profit
- - - - (73) (73) 326 253
Profit (loss) before taxation 623 42 (49) 965 (557) 1,025 (251) 774
Taxation (95) (599) 9 (499) 110 (1,073) 251 (822)
Profit (loss) for the period
529
(556)
(41)
467
(447)
(48)
-
(48)
Equity Shareholders 529 (604) (41) 383 (478) (210) - (210)
Non-controlling interests - 47 - 84 31 162 - 162
Operating profit (loss) 623 85 (50) 971 (641) 987 (561) 427
Unrealised non-hedge derivatives and
other commodity contracts
772 1,167 (76) 376 - 2,239 - 2,239
Intercompany transactions - 68 7 5 (80) - - -
Operating special items 93 68 (46) 3 15 133 - 133
Share of associates' EBIT - - - - (38) (38) 561 523
EBIT
1,488
1,389
(166)
1,355
(745)
3,321
-
3,321
Amortisation of assets 1,192 634 119 503 32 2,480 (32) 2,448
Share of associates' amortisation - - - - - - 32 32
EBITDA
2,680
2,022
(46)
1,858
(712)
5,801
-
5,801
Profit (loss) attributable to equity shareholders 529 (604) (41) 383 (478) (210) - (210)
Operating special items 93 68 (46) 3 15 133 - 133
Share of associates' operating special items - - - - 34 34 - 35
Taxation on items above (12) (22) 2 - - (32) - (32)
Headline earnings (loss)
609
(558)
(84)
386
(428)
(74)
-
(74)
Unrealised non-hedge derivatives and
other commodity contracts
772 1,167 (76) 376 - 2,239 - 2,239
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
(260) - 23 - - (237) - (237)
Fair value adjustment on option component
of convertible bond
- - - - (485) (485) - (485)
Adjusted headline earnings (loss)
1,122
609
(137)
761
(913)
1,442
-
1,442
Ore reserve development capital 874 130 66 176 - 1,246 - 1,246
Stay-in-business capital 331 213 38 257 19 858 (12) 845
Project capital 151 238 42 451 - 882 (106) 776
Total capital expenditure
1,356
581
146
884
19
2,986
(118)
2,867
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

South Africa
Continental
Africa
Australasia
Americas
Total group
UNDERGROUND OPERATION
Y
Area mined
- 000 m
2
692 - - - 692
Mined - 000 tonnes 3,874 1,014 387 842 6,117
Milled / Treated - 000 tonnes 3,630 1,108 389 818 5,945
Yield - g/t 6.93 4.82 4.60 6.11 6.27
Gold produced - kg 25,156 5,343 1,788 4,994 37,281
SURFACE AND DUMP RECLAMATION
Milled / Treated
- 000 tonnes 5,232 1,376 - - 6,608
Yield - g/t 0.54 0.47 - - 0.53
Gold produced - kg 2,830 648 - - 3,477
OPEN-PIT OPERATION
Volume mined
- 000 bcm - 23,975 7,151 - 31,127
Mined - 000 tonnes - 58,259 19,716 11,271 89,246
Treated - 000 tonnes - 10,231 1,511 482 12,224
Stripping ratio - ratio - 4.53 8.92 22.23 5.86
Yield - g/t - 1.61 2.77 6.68 1.95
Gold produced - kg - 16,433 4,181 3,223 23,836
HEAP LEACH OPERATION
Mined
- 000 tonnes - 1,591 - 26,780 28,371
Placed - 000 tonnes - 554 - 10,246 10,800
Stripping ratio - ratio - 2.09 - 1.57 1.59
Yield - g/t - 3.61 - 0.48 0.64
Gold placed - kg - 1,997 - 4,915 6,912
Gold produced - kg - 1,211 - 3,551 4,762
PRODUCTIVITY PER EMPLOYEE
Actual
- g 180 372 2,287 626 288
TOTAL
k 27 986 17 910 5 969 11 768 63 633
METRIC OPERATING RESULTS
SIX MONTHS ENDED JUNE 2009
Subsidiaries' gold produced - kg 27,986 11,768 63,633
Joint ventures' gold produced - kg - 5,723 - - 5,723
Attributable gold produced - kg 27,986 23,633 5,969 11,768 69,356
Minority gold produced - kg - 880 - 1,197 2,077
Subsidiaries' gold sold - kg 27,098 16,755 6,000 11,371 61,224
Joint ventures' gold sold - kg - 5,819 - - 5,819
Attributable gold sold - kg 27,098 22,574 6,000 11,371 67,043
Minority gold sold - kg - 688 - 1,195 1,883
Spot price - R/kg 270,035 270,035 270,035 270,035 270,035
Price received - R/kg sold 257,249 255,561 255,395 259,781 256,862
Total cash costs - R/kg produced 113,572 169,317 164,354 100,249 134,681
Total production costs - R/kg produced 154,125 200,052 200,048 137,697 171,229
Rounding of figures may result in computational discrepancies.

FINANCIAL RESULTS
SIX MONTHS ENDED JUNE 2009 ZAR'm
South Africa
Continental
Africa
Australasia
Americas
Corporate
and other
Sub-total
Less equity
accounted
Total group
Gold income received
(1)
6,971 5,958 1,532 3,195 - 17,656 (1,548) 16,108
Cash costs (3,409) (4,140) (983) (1,852) 161 (10,223) 724 (9,499)
By-products revenue 230 16 2 194 12 455 (2) 452
Total cash costs (3,178) (4,124) (981) (1,657) 173 (9,768) 722 (9,046)
Retrenchment costs (34) (22) - - - (56) 2 (55)
Rehabilitation and other non-cash costs (15) (31) (36) (13) - (95) 5 (91)
Amortisation of assets (1,086) (688) (177) (476) (31) (2,458) 92 (2,366)
Total production costs (4,313) (4,865) (1,194) (2,146) 141 (12,378) 820 (11,558)
Inventory change 137 183 (8) 403 - 715 10 725
Cost of sales (4,176) (4,682) (1,202) (1,744) 141 (11,663) 830 (10,833)
Adjusted gross profit
2,795
1,275
330
1,451
142
5,993
(718)
5,275
Unrealised non-hedge derivatives and other
commodity contracts
175 (470) (522) (305) - (1,122) - (1,122)
Gross profit (loss)
2,970
805
(192)
1,147
141
4,871
(718)
4,153
Corporate and other income (costs) (44) (53) (1) (105) (603) (805) - (805)
Exploration - (57) (108) (222) (91) (478) 14 (465)
Intercompany transactions - (1,972) (87) (8) 2,067 - - -
Operating special items (96) 3 836 13 (87) 669 10 679
Operating profit (loss)
2,830
(1,274)
448
825
1,427
4,256
(694)
3,562
Net finance income (costs), unwinding of
obligations and fair value adjustments
10 (29) (5) (30) (455) (509) 2 (507)
Exchange gain (loss) - 511 - (14) (207) 290 11 301
Share of equity accounted investments
(loss) profit
- - - (23) (25) (48) 431 383
Profit (loss) before taxation 2,840 (792) 443 759 740 3,990 (251) 3,739
Taxation (596) (521) (280) (70) (83) (1,550) 251 (1,299)
Profit (loss) for the period
2,243
(1,313)
163
689
657
2,440
-
2,440
Equity Shareholders 2,243 (1,362) 163 595 666 2,305 - 2,305
Non-controlling interests - 49 - 94 (8) 135 - 135
Operating profit (loss) 2,830 (1,274) 448 825 1,427 4,256 (694) 3,562
Unrealised non-hedge derivatives and
other commodity contracts
(175) 470 522 305 - 1,122 - 1,122
Intercompany transactions - 1,972 87 8 (2,067) - - -
Operating special items 30 (3) (836) (14) (28) (851) - (851)
Share of associates' EBIT - - - (23) (19) (42) 694 652
EBIT
2,685
1,165
221
1,101
(687)
4,485
-
4,485
Amortisation of assets 1,086 688 177 476 31 2,458 (92) 2,366
Share of associates' amortisation - - - - - - 92 92
EBITDA
3,770
1,853
398
1,577
(656)
6,943
-
6,943
Profit (loss) attributable to equity shareholders 2,243 (1,362) 163 595 666 2,305 - 2,305
Operating special items 30 (3) (836) (14) (28) (851) - (851)
Share of associates' operating special items - - - - 5 5 - 5
Taxation on items above (7) - 200 (20) - 172 - 172
Headline earnings (loss)
2,267
(1,365)
(473)
561
642
1,631
-
1,631
Unrealised non-hedge derivatives and
other commodity contracts
(175) 470 522 305 - 1,122 - 1,122
Deferred tax on unrealised non-hedge
derivatives and other commodity contracts
71 - (157) 50 - (36) - (36)
Fair value adjustment on option component
of convertible bond
- - - - 123 123 - 123
Adjusted headline earnings (loss)
2,162
(895)
(108)
915
766
2,840
-
2,840
Ore reserve development capital 980 178 97 160 - 1,415 - 1,415
Stay-in-business capital 192 325 47 240 24 827 (29) 798
Project capital 260 271 1,335 500 - 2,367 (3) 2,364
Total capital expenditure
1,432
774
1,478
900
24
4,608
(32)
4,576
(1) Gold income received is gold income per income statement and (loss) gain on realised non-hedge derivatives (note 4).
Rounding of figures may result in computational discrepancies.

Certain statements made in this communication, including, without limitation, those concerning AngloGold Ashanti’s strategy to reduce its gold hedging position including the extent and effects of the reduction, the economic outlook for the gold mining industry, expectations regarding gold prices, production, cash costs and other operating results, growth prospects and outlook of AngloGold
Ashanti’s operations, individually or in the aggregate, including the completion and commencement of commercial operations of certain of AngloGold Ashanti’s exploration and production projects, the resumption of production at AngloGold Ashanti’s mines in Ghana, the completion of announced mergers and acquisitions transactions, AngloGold Ashanti’s liquidity and capital resources, and expenditure and the outcome and consequences of any litigation proceedings or environmental issues, contain certain forward-looking statements regarding AngloGold Ashanti’s operations, economic performance and financial condition. Although AngloGold Ashanti believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions including environmental approvals and actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion of certain of these factors, refer to AngloGold Ashanti's annual report for the year ended 31 December 2009, which was distributed to shareholders on 30 March 2010. The company’s annual report on Form 20-F, was filed with the Securities and Exchange Commission in the
United States on 19 April 2010 and as amended on 18 May 2010. AngloGold Ashanti undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after today’s date or to reflect the occurrence of unanticipated events. All subsequent written or oral forward-looking statements attributable to AngloGold Ashanti or any person acting on its behalf are qualified by the cautionary statements herein. AngloGold Ashanti posts information that is important to investors on the main page of its website at
www.anglogoldashanti.com and under the “Investors” tab on the main page. This information is updated regularly. Investors should visit this website to obtain important information about AngloGold
Ashanti.
Administrative   information
A
NGLO
G
OLD
A
SHANTI
L
IMITED
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
Share codes:
ISIN: ZAE000043485
JSE:
ANG
LSE: AGD
NYSE: AU
ASX: AGG
GhSE (Shares): AGA
GhSE (GhDS): AAD
Euronext Paris: VA
Euronext Brussels: ANG
JSE Sponsor:
UBS
Auditors:
Ernst & Young Inc
Offices
Registered and Corporate
76 Jeppe Street
Newtown 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624
Australia
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4602
Fax: +61 8 9425 4662
Ghana
Gold House
Patrice Lumumba Road
(PO Box 2665)
Accra
Ghana
Telephone: +233 303 772190
Fax: +233 303 778155
United Kingdom Secretaries
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989
E-mail: jane.kirton@corpserv.co.uk
Directors
Executive
M Cutifani ~ (Chief Executive Officer)
S Venkatakrishnan * (Chief Financial
Officer)
Non-Executive
T T Mboweni (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman
#
W A Nairn
Prof L W Nkuhlu
F Ohene-Kena
+
S M Pityana
* British
#
American
~ Australian South African
+ Ghanaian
Officers
Company Secretary:
Ms L Eatwell
Investor Relations Contacts
South Africa
Sicelo Ntuli
Telephone: +27 11 637 6339
Fax: +27 11 637 6400
E-mail: sntuli@AngloGoldAshanti.com
United States
Stewart Bailey
Telephone: +1-212-836-4303
Mobile: +1-646-717-3978
E-mail: sbailey@AngloGoldAshanti.com
General E-mail enquiries
investors@AngloGoldAshanti.com
AngloGold Ashanti website
http://www.AngloGoldAshanti.com
Company secretarial E-mail
Companysecretary@AngoGoldAshanti.com
AngloGold Ashanti posts information that is
important to investors on the main page of
its website at www.anglogoldashanti.com
and under the “Investors” tab on the main
page. This information is updated regularly.
Investors should visit this website to obtain
important information about AngloGold
Ashanti.
PUBLISHED BY ANGLOGOLD ASHANTI
PRINTED BY INCE (PTY) LIMITED
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South Africa
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Ghana
NTHC Limited
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ADR Depositary
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BNY Shareowner Services
PO Box 358016
Pittsburgh, PA 15252-8016
United States of America
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A
NGLO
G
OLD
A
SHANTI
.
Telephone: +1-888-BNY-ADRS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited
Date: August 12, 2010
By: /s/ L Eatwell
Name:  L EATWELL
Title:    Company Secretary